UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2011

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.               Press release issued by ABB Ltd dated October 27, 2011.

2.               Announcements regarding transactions in ABB Ltd’s Securities made by the directors or the members of the Executive Committee.

The information provided by Item 1 above is deemed filed for all purposes under the Securities Exchange Act of 1934, including by reference in the Registration Statements on Form S-8 (Registration No. 333-129271 and Registration No. 333-171971).

Press Release

ABB shows resilient Q3 performance

•                  Orders up 12%(1) (6% organic(2)); 11% revenue growth (4% organic)

•                  Operational EBITDA(3) margin increases to 16.7% from 16.3% in Q3 2010

•                  Cost savings in the quarter at approximately $270 million

•                  Order backlog rises 8% versus the same quarter in 2010

Zurich, Switzerland, Oct, 27 2011 — ABB reported a 24-percent increase in operational EBITDA in the third quarter on double-digit revenue growth compared with the third quarter of last year.

In addition to higher revenues, the increase reflects successful cost reductions that continued to more than offset price pressure. The recent Baldor acquisition also made a significant contribution to both revenues and earnings.

Customer investments to increase operational efficiency translated into higher orders for products such as electrical motors and robots, while capacity expansion and the need for service drove higher orders in the oil and gas sector. The need to strengthen power distribution networks, driven in part by industrial growth in emerging markets, as well as the integration of renewable energy supplies into power grids, lifted orders in the power businesses.

“This was a solid quarter where we continued to execute well,” said Joe Hogan, ABB’s CEO. “Our cost savings efforts again more than offset price pressure in power and we continued to build the order backlog, which will support growth in the coming quarters. Growth in our early-cycle businesses slowed this quarter, partly on comparisons to the very strong rates we saw a year ago as well as weaker demand in some industry sectors.

“Looking ahead, uncertainty around global growth makes it difficult to forecast. Based on recent developments and in line with slowing economic growth, however, we expect order growth in most of our early-cycle businesses to remain near current levels until confidence in the macroeconomic outlook improves. Meanwhile, the longer-term outlook remains positive. The world needs to get more from its power and industrial resources while reducing environmental impacts. ABB is in a great position, with our leading technology, broad global presence and strong balance sheet, to help our customers meet that challenge.”

2011 Q3 key figures

			Change
$ millions unless otherwise indicated	Q3 11	Q3 10	US$	Local
Orders	9’826	8’197	20%	12%
Order backlog (end Sep)	28’492	26’593	7%	8%
Revenues	9’337	7’903	18%	11%
EBIT	1’194	1’156	3%
as % of revenues	12.8%	14.6%
Operational EBITDA(3)	1’580	1’274	24%
as % of operational revenues(3)	16.7%	16.3%
Net income	790	774	2%
Basic net income per share ($)	0.34	0.34	0%
Cash flow from operating activities	811	1’362

(1)  Management discussion of orders and revenues focuses on local currency changes. US dollar changes are shown in the tables.

(2)  Organic changes exclude the acquisition of Baldor.

(3)  See reconciliation of non-GAAP measures in Appendix I

Summary of Q3 2011 results

Orders received and revenues

Demand for ABB products that boost energy efficiency, industrial productivity and power reliability continued to grow in the third quarter, resulting in higher orders received in all divisions compared to the same quarter in 2010.

The Discrete Automation and Motion division recorded the strongest growth, up more than 50 percent in local currencies on strong orders from U.S.-based Baldor—acquired in the first quarter of 2011—and double-digit growth in the robotics and power electronics businesses. On an organic basis (excluding Baldor), orders in Discrete Automation and Motion increased 15 percent. For the ABB Group, organic order growth amounted to 6 percent.

Orders were slightly higher in Low Voltage Products, mainly on increased demand for low-voltage systems to improve electrical efficiency in industry. The pace of order growth in Low Voltage Products and in Discrete Automation and Motion excluding Baldor slowed versus the very strong third quarter in 2010 and was also below the growth rates in the second quarter of 2011. This trend partly reflects the more challenging year-over-year comparison as well as weaker demand for some standard industrial products. The Process Automation division saw orders up 5 percent, mainly on continuing favorable demand from the oil and gas industry.

Orders rose 6 percent in Power Products and were stable to higher in all businesses. Continuing investments in renewable energy sources fuelled an 9-percent order increase in the Power Systems division. In August, ABB won its largest-ever power transmission order, worth around $1 billion, to supply a power link connecting offshore North Sea wind farms to the German mainland grid.

Orders grew most in the Americas, mainly reflecting the acquisition of Baldor, but were also up double-digits on an organic basis. Orders were flat in Europe as increases in eastern Europe and Germany were offset by slowing markets in southern Europe, Switzerland and Sweden. In Asia, growth was led by double-digit increases in India, while orders in China fell 5 percent.

Base orders (below $15 million) increased 11 percent (3 percent organic) and were up in all divisions except Power Systems, where they were flat. Base orders in Power Products increased for the fourth consecutive quarter. Large orders (above $15 million) increased 17 percent in the quarter and represented 22 percent of total orders, up from 20 percent in the year-earlier period. Service orders increased 12 percent.

The order backlog at the end of September reached $28.5 billion, a local-currency increase of 8 percent compared with the end of the third quarter in 2010, and 1 percent higher than at the end of the second quarter in 2011.

Revenues continued growing and were higher in all divisions except Process Automation, where they were flat. The return to revenue growth reported by Power Products in the second quarter of 2011 was sustained in the third quarter. Excluding the Baldor acquisition, Group revenues rose by 4 percent. Service revenues grew 10 percent and represented 16 percent of the Group’s total revenues.

Earnings and net income

EBIT in the third quarter of 2011 amounted to $1.2 billion, a 3-percent increase compared to the same quarter a year earlier. The mark-to-market treatment of derivative transactions reduced EBIT by approximately $100 million in the quarter, compared to a positive impact of $83 million in the third quarter 2010.

As part of the company’s previously-announced $1-billion cost savings initiative for 2011, savings of approximately $270 million were achieved in the quarter, of which about 60 percent were derived from optimized sourcing. For the first nine months of 2011, savings amounted to approximately $750 million. Costs associated with the program in the third quarter were approximately $30 million, bringing the total cost for the first nine months of the year to approximately $55 million.

Operational EBITDA in the third quarter of 2011 amounted to $1.6 billion, an increase of 24 percent over the year-earlier period. The increase in operational EBITDA and operational EBITDA margin compared to the year-earlier period mainly reflects the contribution of more than $500 million of revenues and approximately $110 million of operational EBITDA from the Baldor acquisition, as well as the return to profitability in the cables business. Improved profitability in the Power Products division along with strong earnings in the robotics business further supported the operational EBITDA margin, which increased in all divisions compared to the second quarter of 2011.

Net income for the quarter grew in line with EBIT and was 2 percent higher at $790 million. Basic earnings per share amounted to $0.34, the same as in the year-earlier period.

Balance sheet and cash flow

Net cash at the end of the third quarter was approximately $1 billion, compared with $1.2 billion at the end of the previous quarter.

Short-term debt and cash increased through the issue of approximately $1 billion of commercial paper in the third quarter.

ABB launched two Swiss franc-denominated bonds during the third quarter, one of CHF500 million with a 1.25-percent coupon maturing in 2016 and the second of CHF350 million with a 2.25-percent coupon maturing in 2021. As the bond issues were settled in October, they had no impact on the third-quarter consolidated balance sheet or statements of cash flows.

An increase in net working capital, mainly higher receivables and inventories, contributed to the decline in cash from operating activities compared to the same quarter of 2010.

Acquisitions

During the third quarter, ABB completed the previously-announced acquisitions of Brisbane, Australia-based software company Mincom—a provider of enterprise asset management software and services—as well as Sweden-based pulp and paper systems and equipment supplier Lorentzen & Wettre. The acquisitions had no material impact on ABB’s third-quarter results or financial position. The acquisition of Switzerland-based specialty transformer manufacturer Trasfor Group was completed in October 2011.

Outlook

Macroeconomic concerns, particularly around public debt and the availability of capital in Europe, continue to weigh on the global business environment. This uncertain environment makes short-term forecasting more challenging.

Over the long term, ABB sees no change to the positive outlook in its major end markets. Utility spending on power transmission to integrate renewable energy into existing grids and interconnect power grids continues to gain momentum. High oil prices are expected to further increase the need for energy-efficient power and automation technologies. While commodity prices have fallen recently, growing demand from the emerging markets is expected to drive them higher over the long term. ABB expects that trend to drive customer capital expenditure, as well as spending on efficiency and productivity improvements, including service.

Emerging markets will remain the principal drivers of growth and demand in the mature economies across all of ABB’s portfolio is also expected to continue to grow.

The near-term view is mixed. Based on recent developments and in line with slowing economic growth, demand is softening in some early-cycle sectors such as construction and general industry, while industrial demand for robotics solutions remains robust. Early-cycle sales typically account for about 20 percent of ABB’s revenues. Demand has also weakened for products used in renewable power generation. ABB’s mid- to later-cycle markets depend more on customer capital spending than short-term GDP growth. Current uncertainty around the economic outlook over the next several months may prolong this investment cycle.

Against this background, management expects order growth in most of its early-cycle businesses to remain near current levels until confidence in the macroeconomic outlook improves. The focus on flexibility and steady productivity improvements will remain a key priority. At the same time, ABB will continue to tap profitable growth opportunities, both organic and inorganic, based on its leading technology, broad global presence and strong balance sheet.

Divisional performance Q3 2011

Power Products

			Change
$ millions unless otherwise indicated	Q3 11	Q3 10	US$	Local
Orders	2’660	2’364	13%	6%
Order backlog (end Sep)	8’431	8’259	2%	3%
Revenues	2’676	2’439	10%	3%
EBIT	356	406	-12%
as % of revenues	13.3%	16.6%
Operational EBITDA(1)	464	411	13%
as % of operational revenues	17.2%	17.0%
Cash flow from operating activities	229	467

(1) Earnings before interest and taxes, and depreciation and amortization, adjusted for restructuring-related charges and the mark-to-market treatment of hedging transactions and unrealized foreign exchange movements on receivables/payables—see reconciliation of non-GAAP measures in Appendix I

The orders increase in the quarter was driven primarily by continued strength in the industrial and power distribution sectors. Demand for later-cycle transmission products is still to recover.

Regionally, orders increased in the Americas, mainly as a result of large orders in Canada and steady demand in the U.S. Orders in Europe and Asia also grew.

Revenue growth in the quarter was spread across all businesses, largely reflecting increases in the power distribution-related business. Service revenues grew faster than total revenues.

Operational EBITDA margin increased slightly on higher volumes, business mix and cost savings that offset lower prices on power transmission orders being executed from the backlog.

Power Systems

			Change
$ millions unless otherwise indicated	Q3 11	Q3 10	US$	Local
Orders	2’557	2’158	18%	9%
Order backlog (end Sep)	11’199	10’446	7%	9%
Revenues	1’831	1’679	9%	2%
EBIT	104	101	3%
as % of revenues	5.7%	6.0%
Operational EBITDA(1)	184	114	61%
as % of operational revenues	9.7%	7.0%
Cash flow from operating activities	(81)	33

(1) Earnings before interest and taxes, and depreciation and amortization, adjusted for restructuring-related charges and the mark-to-market treatment of hedging transactions and unrealized foreign exchange movements on receivables/payables—see reconciliation of non-GAAP measures in Appendix I

Orders increased in the quarter as customers continued to invest in grid upgrades and the integration of renewable energy sources. Demand for power solutions to support industrial growth also contributed to the order growth, along with the focus on power distribution networks. Large orders increased by more than 15 percent in local currencies, reflecting the largest-ever power transmission order for a $1-billion offshore wind power connection in Germany.

Orders grew significantly in the Americas, led by large orders in Canada and the U.S. and higher base orders in Brazil. Growth in large orders also drove an increase in the Middle East and Africa, while orders in Asia rose, mainly driven by India. Orders in Europe were lower, resulting from a decrease in base orders.

Revenues grew in the quarter but at a slower pace than in recent periods, primarily due to the timing of order execution out of the backlog. The order backlog amounted to more than $11 billion at the end of the quarter.

Operational EBITDA increased significantly, mainly the result of higher revenues and the return to profitability in the cables business.

Discrete Automation and Motion

			Change
$ millions unless otherwise indicated	Q3 11	Q3 10	US$	Local
Orders	2’377	1’473	61%	51%
Order backlog (end Sep)	4’373	3’486	25%	25%
Revenues	2’313	1’460	58%	49%
EBIT	382	270	41%
as % of revenues	16.5%	18.5%
Operational EBITDA(1)	456	286	59%
as % of operational revenues	19.6%	19.7%
Cash flow from operating activities	269	156

(1) Earnings before interest and taxes, and depreciation and amortization, adjusted for restructuring-related charges, the mark-to-market treatment of hedging transactions along with unrealized foreign exchange movements on receivables/payables and non-recurring charges related to the Baldor acquisition—see reconciliation of non-GAAP measures in Appendix I

The strong order growth in the quarter reflected continued demand for energy efficient automation solutions across all regions. The acquisition of Baldor in the first quarter of 2011 also contributed significantly to the growth. Excluding Baldor, orders rose 15 percent in local currencies.

Orders grew at a double-digit pace in Europe, Asia and the Americas, led primarily by improving demand for robotics in the automotive and general industry sectors, as well as for power electronics and medium-voltage drives in industries such as mining and oil and gas. The overall pace of order growth was more moderate compared to recent quarters as demand for products driven by early-cycle industries was flat versus the same period in 2010.

The pace of revenue growth reflected mainly the execution of the strong order backlog, which continued to increase.

Operational EBITDA increased significantly on the impact of higher revenues and the contribution from Baldor. The operational EBITDA margin remained steady compared to the third quarter of 2010 on a combination of further margin improvements in robotics and solid execution.

Low Voltage Products

			Change
$ millions unless otherwise indicated	Q3 11	Q3 10	US$	Local
Orders	1’334	1’219	9%	2%
Order backlog (end Sep)	1’048	970	8%	9%
Revenues	1’364	1’187	15%	7%
EBIT	226	241	-6%
as % of revenues	16.6%	20.3%
Operational EBITDA(1)	273	268	2%
as % of operational revenues	19.9%	22.7%
Cash flow from operating activities	155	240

(1) Earnings before interest and taxes, and depreciation and amortization, adjusted for restructuring-related charges and the mark-to-market treatment of hedging transactions and unrealized foreign exchange movements on receivables/payables—see reconciliation of non-GAAP measures in Appendix I

Order growth slowed in the third quarter on a combination of more difficult comparisons with the strong growth recorded in 2010, slowing demand in most early-cycle industries, and ongoing cutbacks in renewable investments compared to the same quarter a year ago. Growth rates reached high single digits in Asia and the Americas, were flat in the Middle East and Africa and slightly lower in Europe.

Revenues grew faster than orders, reflecting the execution of the strong order backlog in low-voltage systems along with the slower pace of product order growth.

Higher raw material costs and investments in sales as well as research and development were the main drivers of a lower operational EBITDA margin compared to the third quarter of 2010. The shift in revenue mix towards a higher share of low-voltage system revenues also contributed to the decline. The operational EBITDA margin increased versus the second quarter of 2011 as price increases announced earlier in the year began to have a positive impact.

Process Automation

			Change
$ millions unless otherwise indicated	Q3 11	Q3 10	US$	Local
Orders	1’899	1’679	13%	5%
Order backlog (end Sep)	6’334	5’853	8%	9%
Revenues	1’988	1’859	7%	-1%
EBIT	246	214	15%
as % of revenues	12.4%	11.5%
Operational EBITDA(1)	261	224	17%
as % of operational revenues	13.0%	12.2%
Cash flow from operating activities	189	236

(1) Earnings before interest and taxes, and depreciation and amortization, adjusted for restructuring-related charges and the mark-to-market treatment of hedging transactions and unrealized foreign exchange movements on receivables/payables—see reconciliation of non-GAAP measures in Appendix I

Order growth in the quarter was driven primarily by capital spending in the oil and gas and related marine sectors. Lifecycle service orders grew at a double-digit pace, driven by demand from the oil and gas, minerals, pulp and paper and marine sectors. Product orders—led by measurement products—grew faster than total orders.

Regionally, orders in Europe and the Americas were higher, mainly on demand from the oil and gas sector. Asia orders were lower as growth in the marine sector in South Korea was more than offset by lower orders in China and India compared to the strong third quarter in 2010.

Revenues were flat in the quarter compared to last year, as lower sales in the marine business were compensated by higher revenues in metals and pulp and paper.

Operational EBITDA and operational EBITDA margin increased, mainly reflecting a higher share of product and service revenues out of total revenues, and a lower share of system revenues, compared to the same quarter a year ago.

More information

The 2011 Q3 results press release is available from Oct. 27, 2011, on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations, where a presentation for investors will also be published.

A video from Chief Executive Officer Joe Hogan on ABB’s third-quarter 2011 results will be available at 07:00 am today at www.youtube.com/abb.

ABB will host a media conference call starting at 10:00 a.m. Central European Time (CET). U.K. callers should dial +44 203 059 58 62. From Sweden, +46 8 5051 00 31, and from the rest of Europe, +41 91 610 56 00. Lines will be open 15 minutes before the start of the conference. Audio playback of the call will start one hour after the call ends and will be available for 24 hours: Playback numbers: +44 20 7108 6233 (U.K.), +41 91 612 4330 (rest of Europe) or +1 866 416 2558 (U.S./Canada). The code is 17471, followed by the # key. The recorded session will also be available as a podcast one hour after the end of the conference call and can be downloaded from www.abb.com/news.

A conference call for analysts and investors is scheduled to begin today at 3:00 p.m. CET (2:00 p.m. in the UK, 9:00 a.m. EDT). Callers should dial +1 866 291 4166 from the U.S./Canada (toll-free), +44 203 059 5862 from the U.K., or +41 91 610 56 00 from the rest of the world. Callers are requested to phone in 15 minutes before the start of the call. The recorded session will be available as a podcast one hour after the end of the conference call and can be downloaded from our website. You will find the link to access the podcast at www.abb.com.

Investor calendar 2011-2012
ABB Capital Markets Day	November 4, 2011
Fourth-quarter and full-year 2011 results	February 16, 2012
Annual Report 2011	March 15, 2012
First-quarter 2012 results	April 25, 2012
Annual General Meeting Zurich, Switzerland	April 26, 2012
Annual Information Meeting Västerås, Sweden	April 27, 2012
Second-quarter 2012 results	July 26, 2012
Third-quarter 2012 results	October 25, 2012

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 130,000 people.

Zurich, October 27, 2011

Joe Hogan, CEO

Important notice about forward-looking information

This press release includes forward-looking information and statements as well as other statements concerning the outlook for our business. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, business risks associated with the volatile global economic environment and political conditions, costs associated with compliance activities, raw materials availability and prices, market acceptance of new products and services, changes in governmental regulations and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

For more information please contact:

Media Relations: Thomas Schmidt, Antonio Ligi (Zurich, Switzerland) Tel: +41 43 317 6568 Fax: +41 43 317 7958 media.relations@ch.abb.com	Investor Relations: Switzerland: Tel. +41 43 317 7111 USA: Tel. +1 203 750 7743 investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 CH-8050 Zurich, Switzerland

ABB Q3 and 9 months (9M) 2011 key figures

				Change				Change
$ millions unless otherwise indicated		Q3 11	Q3 10	US$	Local	9M 11	9M 10	US$	Local
Orders	Group	9’826	8’197	20%	12%	30’050	23’929	26%	18%
	Power Products	2’660	2’364	13%	6%	8’330	7’245	15%	8%
	Power Systems	2’557	2’158	18%	9%	6’148	5’270	17%	8%
	Discrete Automation & Motion	2’377	1’473	61%	51%	7’336	4’357	68%	59%
	Low Voltage Products	1’334	1’219	9%	2%	4’160	3’544	17%	11%
	Process Automation	1’899	1’679	13%	5%	6’845	5’619	22%	14%
	Corporate and other (inter-division eliminations)	(1’001)	(696)			(2’769)	(2’106)
Revenues	Group	9’337	7’903	18%	11%	27’419	22’410	22%	15%
	Power Products	2’676	2’439	10%	3%	7’786	7’286	7%	0%
	Power Systems	1’831	1’679	9%	2%	5’689	4’698	21%	13%
	Discrete Automation & Motion	2’313	1’460	58%	49%	6’441	3’960	63%	54%
	Low Voltage Products	1’364	1’187	15%	7%	3’956	3’300	20%	13%
	Process Automation	1’988	1’859	7%	-1%	5’983	5’331	12%	4%
	Corporate and other (inter-division eliminations)	(835)	(721)			(2’436)	(2’165)
EBIT	Group	1’194	1’156	3%		3’544	2’840	25%
	Power Products	356	406	-12%		1’123	1’182	-5%
	Power Systems	104	101	3%		403	111	263%
	Discrete Automation & Motion	382	270	41%		956	631	52%
	Low Voltage Products	226	241	-6%		695	588	18%
	Process Automation	246	214	15%		720	561	28%
	Corporate and other (inter-division eliminations)	(120)	(76)			(353)	(233)
EBIT %	Group	12.8%	14.6%			12.9%	12.7%
	Power Products	13.3%	16.6%			14.4%	16.2%
	Power Systems	5.7%	6.0%			7.1%	2.4%
	Discrete Automation & Motion	16.5%	18.5%			14.8%	15.9%
	Low Voltage Products	16.6%	20.3%			17.6%	17.8%
	Process Automation	12.4%	11.5%			12.0%	10.5%
Operational EBITDA*	Group	1’580	1’274	24%		4’446	3’500	27%
	Power Products	464	411	13%		1’322	1’334	-1%
	Power Systems	184	114	61%		505	235	115%
	Discrete Automation & Motion	456	286	59%		1’253	725	73%
	Low Voltage Products	273	268	2%		803	674	19%
	Process Automation	261	224	17%		756	632	20%
Operational EBITDA %	Group	16.7%	16.3%			16.2%	15.6%
	Power Products	17.2%	17.0%			17.0%	18.3%
	Power Systems	9.7%	7.0%			8.8%	5.0%
	Discrete Automation & Motion	19.6%	19.7%			19.4%	18.3%
	Low Voltage Products	19.9%	22.7%			20.3%	20.4%
	Process Automation	13.0%	12.2%			12.6%	11.9%

* Operational EBITDA represents earnings before interest and taxes, and depreciation and amortization, adjusted for restructuring-related charges, the mark-to-market treatment of hedging transactions along with unrealized foreign exchange movements on receivables/payables, and non-recurring charges related to the Baldor acquisition—see reconciliation of non-GAAP measures in Appendix I.

Q3 2011 orders received and revenues by region

	Orders received		Change		Revenues		Change
$ millions	Q3 11	Q3 10	US$	Local	Q3 11	Q3 10	US$	Local
Europe	4’140	3’693	12%	2%	3’602	3’173	14%	3%
Americas	2’299	1’502	53%	49%	2’236	1’578	42%	38%
Asia	2’777	2’413	15%	8%	2’588	2’195	18%	10%
Middle East and Africa	610	589	4%	0%	911	957	-5%	-9%
Group total	9’826	8’197	20%	12%	9’337	7’903	18%	11%

Nine months 2011 orders received and revenues by region

	Orders received		Change		Revenues		Change
$ millions	9M 11	9M 10	US$	Local	9M 11	9M 10	US$	Local
Europe	11’720	9’992	17%	8%	10’672	8’820	21%	11%
Americas	7’027	4’461	58%	53%	6’472	4’373	48%	44%
Asia	8’776	6’679	31%	23%	7’280	6’280	16%	9%
Middle East and Africa	2’527	2’797	-10%	-13%	2’995	2’937	2%	-2%
Group total	30’050	23’929	26%	18%	27’419	22’410	22%	15%

Operational EBIT and operational EBITDA by division Q3 2011 vs Q3 2010

	ABB		Power Products		Power Systems		Discrete Automation & Motion		Low Voltage Products		Process Automation
	Q3 11	Q3 10	Q3 11	Q3 10	Q3 11	Q3 10	Q3 11	Q3 10	Q3 11	Q3 10	Q3 11	Q3 10
Revenues (as per Financial Statements)	9’337	7’903	2’676	2’439	1’831	1’679	2’313	1’460	1’364	1’187	1’988	1’859
FX/commodity timing differences on Revenues	152	-101	28	-22	68	-41	17	-6	11	-4	25	-28
Operational revenues	9’489	7’802	2’704	2’417	1’899	1’638	2’330	1’454	1’375	1’183	2’013	1’831

EBIT (as per Financial Statements)	1’194	1’156	356	406	104	101	382	270	226	241	246	214
FX/commodity timing differences on EBIT	104	-83	31	-40	32	-18	17	-6	20	-3	-8	-15
Restructuring-related costs	29	20	27	3	6	4	-3	3	-2	4	1	5
Charges (non-recurring) related to Baldor	-6	0	0	0	0	0	-6	0	0	0	0	0
Operational EBIT	1’321	1’093	414	369	142	87	390	267	244	242	239	204
Operational EBIT margin	13.9%	14.0%	15.3%	15.3%	7.5%	5.3%	16.7%	18.4%	17.7%	20.5%	11.9%	11.1%
Depreciation (reversal of)	167	138	43	37	16	12	34	17	26	24	17	14
Amortization (reversal of)	90	43	7	5	26	15	30	2	3	2	5	6
Backlog amortization related to Baldor	2	0	0	0	0	0	2	0	0	0	0	0
Operational EBITDA	1’580	1’274	464	411	184	114	456	286	273	268	261	224
Operational EBITDA margin	16.7%	16.3%	17.2%	17.0%	9.7%	7.0%	19.6%	19.7%	19.9%	22.7%	13.0%	12.2%

Appendix I

Reconciliation of non-GAAP measures

(US$ millions)

	Three months ended Sep. 30,
	2011	2010
EBIT Margin (= EBIT as % of revenues)

Earnings before interest and taxes (EBIT)	1’194	1’156
Revenues	9’337	7’903
EBIT Margin	12.8%	14.6%

EBIT as per financial statements	1’194	1’156
reversal of:
Unrealized gains and losses on derivatives (FX, commodities, embedded derivatives)	170	(183)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	9	(18)
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	(75)	118
Restructuring and restructuring-related expenses	29	20
Charges related to Baldor (1)	(6)	—
Operational EBIT	1’321	1’093
reversal of:
Depreciation	167	138
Amortization	90	43
Backlog amortization related to significant acquisitions	2	—
Operational EBITDA	1’580	1’274

Revenues as per financial statements	9’337	7’903
reversal of:
Unrealized gains and losses on derivatives	211	(180)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	20	(25)
Unrealized foreign exchange movements on receivables (and related assets)	(79)	104
Operational Revenues	9’489	7’802

Operational EBITDA Margin (= Operational EBITDA as % of Operational Revenues)	16.7%	16.3%

(1) includes $2 million backlog amortization related to Baldor in the 3 months ended September 30, 2011

	Sep. 30,	Dec. 31,
	2011	2010
Net Cash (= Cash and equivalents plus marketable securities and short-term investments, less total debt)

Cash and equivalents	4’996	5’897
Marketable securities and short-term investments	598	2’713
Cash and marketable securities	5’594	8’610
Short-term debt and current maturities of long-term debt	2’238	1’043
Long-term debt	2’380	1’139
Total debt	4’618	2’182
Net Cash	976	6’428

	Sep. 30,	Dec. 31,
	2011	2010
Net Working Capital

Receivables, net	10’831	9’970
Inventories, net	6’492	4’878
Prepaid expenses	262	193
Accounts payable, trade	(4’772)	(4’555)
Billings in excess of sales	(1’748)	(1’730)
Employee and other payables	(1’322)	(1’526)
Advances from customers	(1’821)	(1’764)
Accrued expenses	(1’756)	(1’644)
Net Working Capital	6’166	(3’822)

ABB Ltd Interim Consolidated Income Statements (unaudited)

	Nine months ended		Three months ended
($ in millions, except per share data in $)	Sep. 30, 2011	Sep. 30, 2010	Sep. 30, 2011	Sep. 30, 2010

Sales of products	23,027	18,663	7,820	6,601
Sales of services	4,392	3,747	1,517	1,302
Total revenues	27,419	22,410	9,337	7,903
Cost of products	(16,208)	(13,044)	(5,535)	(4,558)
Cost of services	(2,770)	(2,466)	(955)	(841)
Total cost of sales	(18,978)	(15,510)	(6,490)	(5,399)
Gross profit	8,441	6,900	2,847	2,504
Selling, general and administrative expenses	(3,936)	(3,318)	(1,317)	(1,106)
Non-order related research and development expenses	(972)	(762)	(332)	(260)
Other income (expense), net	11	20	(4)	18
Earnings before interest and taxes	3,544	2,840	1,194	1,156
Interest and dividend income	65	70	22	20
Interest and other finance expense	(172)	(138)	(80)	(51)
Income from continuing operations before taxes	3,437	2,772	1,136	1,125
Provision for taxes	(997)	(790)	(318)	(304)
Income from continuing operations, net of tax	2,440	1,982	818	821
Income (loss) from discontinued operations, net of tax	1	(3)	2	(2)
Net income	2,441	1,979	820	819
Net income attributable to noncontrolling interests	(103)	(118)	(30)	(45)
Net income attributable to ABB	2,338	1,861	790	774

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	2,337	1,864	788	776
Net income	2,338	1,861	790	774

Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.02	0.82	0.34	0.34
Net income	1.02	0.81	0.34	0.34

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.02	0.81	0.34	0.34
Net income	1.02	0.81	0.34	0.34

Weighted-average number of shares outstanding (in millions) used to compute:
Basic earnings per share attributable to ABB shareholders	2,287	2,287	2,290	2,284
Diluted earnings per share attributable to ABB shareholders	2,290	2,292	2,291	2,288

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Balance Sheets (unaudited)

($ in millions, except share data)	Sep. 30, 2011	Dec. 31, 2010

Cash and equivalents	4,996	5,897
Marketable securities and short-term investments	598	2,713
Receivables, net	10,831	9,970
Inventories, net	6,492	4,878
Prepaid expenses	262	193
Deferred taxes	1,052	896
Other current assets	439	801
Total current assets	24,670	25,348

Property, plant and equipment, net	4,757	4,356
Goodwill	7,270	4,085
Other intangible assets, net	2,224	701
Prepaid pension and other employee benefits	232	173
Investments in equity-accounted companies	19	19
Deferred taxes	259	846
Other non-current assets	821	767
Total assets	40,252	36,295

Accounts payable, trade	4,772	4,555
Billings in excess of sales	1,748	1,730
Employee and other payables	1,322	1,526
Short-term debt and current maturities of long-term debt	2,238	1,043
Advances from customers	1,821	1,764
Deferred taxes	420	357
Provisions for warranties	1,346	1,393
Provisions and other current liabilities	2,940	2,726
Accrued expenses	1,756	1,644
Total current liabilities	18,363	16,738

Long-term debt	2,380	1,139
Pension and other employee benefits	802	831
Deferred taxes	720	411
Other non-current liabilities	1,636	1,718
Total liabilities	23,901	20,837

Commitments and contingencies

Stockholders’ equity:
Capital stock and additional paid-in capital (2,314,743,264 and 2,308,782,064 issued shares at September 30, 2011, and December 31, 2010, respectively)	1,607	1,454
Retained earnings	16,158	15,389
Accumulated other comprehensive loss	(1,507)	(1,517)
Treasury stock, at cost (24,425,568 and 25,317,453 shares at September 30, 2011, and December 31, 2010, respectively)	(426)	(441)
Total ABB stockholders’ equity	15,832	14,885
Noncontrolling interests	519	573
Total stockholders’ equity	16,351	15,458
Total liabilities and stockholders’ equity	40,252	36,295

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Statements of Cash Flows (unaudited)

	Nine months ended		Three months ended
($ in millions)	Sep. 30, 2011	Sep. 30, 2010	Sep. 30, 2011	Sep. 30, 2010

Operating activities:
Net income	2,441	1,979	820	819
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	730	507	257	181
Pension and other employee benefits	(55)	45	11	15
Deferred taxes	24	100	30	30
Net gain from sale of property, plant and equipment	(23)	(17)	(7)	(3)
Income from equity-accounted companies	(1)	(2)	—	—
Other	83	68	36	32
Changes in operating assets and liabilities:
Trade receivables, net	(617)	(265)	(357)	35
Inventories, net	(1,213)	(462)	(314)	(55)
Trade payables	74	506	(183)	186
Billings in excess of sales	53	(16)	65	(60)
Provisions, net	(340)	(131)	(75)	(4)
Advances from customers	85	(104)	4	(8)
Other assets and liabilities, net	697	230	524	194
Net cash provided by operating activities	1,938	2,438	811	1,362

Investing activities:
Purchases of marketable securities (available-for-sale)	(899)	(2,545)	(281)	(867)
Purchases of marketable securities (held-to-maturity)	—	(65)	—	—
Purchases of short-term investments	(140)	(1,772)	—	(196)
Purchases of property, plant and equipment and intangible assets	(576)	(433)	(233)	(153)
Acquisition of businesses (net of cash acquired) and changes in cost and equity investments	(3,636)	(1,291)	(450)	(137)
Proceeds from sales of marketable securities (available-for-sale)	2,416	566	17	16
Proceeds from maturity of marketable securities (available-for-sale)	235	393	15	173
Proceeds from maturity of marketable securities (held-to-maturity)	—	290	—	50
Proceeds from short-term investments	529	3,071	4	126
Proceeds from sales of property, plant and equipment	23	31	8	7
Proceeds from sales of businesses and equity-accounted companies (net of cash disposed)	4	62	1	(3)
Changes in financing and other non-current receivables, net	(61)	(46)	14	(26)
Net cash used in investing activities	(2,105)	(1,739)	(905)	(1,010)

Financing activities:
Net changes in debt with original maturities of 90 days or less	1,124	66	1,027	30
Increase in debt	1,468	197	151	30
Repayment of debt	(1,571)	(327)	(232)	(60)
Issuance of shares	105	6	—	6
Transactions in treasury shares	5	(120)	—	(16)
Dividends paid	(1,569)	—	—	—
Dividends paid in the form of nominal value reduction	—	(1,112)	—	(1,112)
Acquisition of noncontrolling interests	(13)	(954)	(2)	(954)
Dividends paid to noncontrolling shareholders	(156)	(188)	(46)	(71)
Other	(1)	13	(64)	4
Net cash provided by (used in) financing activities	(608)	(2,419)	834	(2,143)

Effects of exchange rate changes on cash and equivalents	(126)	(130)	(296)	524

Net change in cash and equivalents - continuing operations	(901)	(1,850)	444	(1,267)

Cash and equivalents, beginning of period	5,897	7,119	4,552	6,536
Cash and equivalents, end of period	4,996	5,269	4,996	5,269

Supplementary disclosure of cash flow information:
Interest paid	103	72	38	26
Taxes paid	952	698	225	199

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Statements of Changes in Stockholders’ Equity (unaudited)

			Accumulated other comprehensive loss
($ in millions)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available-for-sale securities	Pension and other postretirement plan adjustments	Unrealized gain (loss) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders’ equity	Noncontrolling interests	Total stockholders’ equity
Balance at January 1, 2010	3,943	12,828	(1,056)	20	(1,068)	20	(2,084)	(897)	13,790	683	14,473
Comprehensive income:
Net income		1,861							1,861	118	1,979
Foreign currency translation adjustments			226				226		226	13	239
Effect of change in fair value of available-for-sale securities, net of tax				5			5		5		5
Unrecognized income related to pensions and other postretirement plans, net of tax					74		74		74		74
Change in derivatives qualifying as cash flow hedges, net of tax						73	73		73		73
Total comprehensive income									2,239	131	2,370
Changes in noncontrolling interests	(834)								(834)	(104)	(938)
Dividends paid to noncontrolling shareholders									—	(189)	(189)
Dividends paid in the form of nominal value reduction	(1,112)								(1,112)		(1,112)
Cancellation of shares repurchased under buyback program	(619)							619	—		—
Treasury stock transactions	(12)							(108)	(120)		(120)
Share-based payment arrangements	56								56		56
Call options	(1)								(1)		(1)
Balance at September 30, 2010	1,421	14,689	(830)	25	(994)	93	(1,706)	(386)	14,018	521	14,539

			Accumulated other comprehensive loss
($ in millions)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available-for-sale securities	Pension and other postretirement plan adjustments	Unrealized gain (loss) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders’ equity	Noncontrolling interests	Total stockholders’ equity
Balance at January 1, 2011	1,454	15,389	(707)	18	(920)	92	(1,517)	(441)	14,885	573	15,458
Comprehensive income:
Net income		2,338							2,338	103	2,441
Foreign currency translation adjustments			91				91		91	(4)	87
Effect of change in fair value of available-for-sale securities, net of tax				(4)			(4)		(4)		(4)
Unrecognized income related to pensions and other postretirement plans, net of tax					31		31		31	1	32
Change in derivatives qualifying as cash flow hedges, net of tax						(108)	(108)		(108)		(108)
Total comprehensive income									2,348	100	2,448
Changes in noncontrolling interests	(5)								(5)	2	(3)
Dividends paid to noncontrolling shareholders									—	(156)	(156)
Dividends paid		(1,569)							(1,569)		(1,569)
Treasury stock transactions	(10)							15	5		5
Share-based payment arrangements	52								52		52
Issuance of shares	105								105		105
Call options	(8)								(8)		(8)
Replacement options issued in connection with acquisition	19								19		19
Balance at September 30, 2011	1,607	16,158	(616)	14	(889)	(16)	(1,507)	(426)	15,832	519	16,351

See Notes to the Interim Consolidated Financial Information

Notes to the Interim Consolidated Financial Information (unaudited)

Note 1. The Company and basis of presentation

ABB Ltd and its subsidiaries (collectively, the Company) together form a leading global company in power and automation technologies that enable utility and industry customers to improve their performance while lowering environmental impact. The Company works with customers to engineer and install networks, facilities and plants with particular emphasis on enhancing efficiency, reliability and productivity for customers who generate, convert, transmit, distribute and consume energy.

The Company’s Interim Consolidated Financial Information is prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP) for interim financial reporting. As such, the Interim Consolidated Financial Information does not include all the information and notes required under U.S. GAAP for annual consolidated financial statements. Therefore, such financial information should be read in conjunction with the audited consolidated financial statements in the Company’s Annual Report for the year ended December 31, 2010.

The preparation of financial information in conformity with U.S. GAAP requires management to make assumptions and estimates that directly affect the amounts reported in the Interim Consolidated Financial Information. The most significant, difficult and subjective of such accounting assumptions and estimates include:

•                  assumptions and projections, principally related to future material, labor and project-related overhead costs, used in determining the percentage-of-completion on projects,

•                  estimates of loss contingencies associated with litigation or threatened litigation and other claims and inquiries, environmental damages, product warranties, regulatory and other proceedings,

•                  assumptions used in the calculation of pension and postretirement benefits and the fair value of pension plan assets,

•                  recognition and measurement of current and deferred income tax assets and liabilities (including the measurement of uncertain tax positions),

•                  growth rates, discount rates and other assumptions used in the Company’s annual goodwill impairment test,

•                  assumptions used in determining inventory obsolescence and net realizable value,

•                  estimates and assumptions used in determining the fair values of assets and liabilities assumed in business combinations,

•                  growth rates, discount rates and other assumptions used to determine impairment of long-lived assets, and

•                  assessment of the doubtful debt allowance.

The actual results and outcomes may differ from the Company’s estimates and assumptions.

A portion of the Company’s activities (primarily long-term construction activities) has an operating cycle that exceeds one year. For classification of current assets and liabilities related to such activities, the Company elected to use the duration of the individual contracts as its operating cycle. Accordingly, there are accounts receivable, inventories and provisions related to these contracts which will not be realized within one year that have been classified as current.

In the opinion of management, the unaudited Interim Consolidated Financial Information contains all necessary adjustments to present fairly the financial position, results of operations and cash flows for the reported interim periods. Management considers all such adjustments to be of a normal recurring nature.

The Interim Consolidated Financial Information is presented in United States dollars ($) unless otherwise stated. Certain amounts reported for prior periods in the Interim Consolidated Financial Information have been reclassified to conform to the current year’s presentation. These changes primarily relate to non-current assets, where “Financing and other non-current receivables, net” have been included in “Other non-current assets”.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 2. Recent accounting pronouncements

Applicable in current period

Fair value measurements

As of January 1, 2011, the Company adopted an accounting standard update that requires additional disclosure for fair value measurements. The update requires disclosure, on a gross basis, about purchases, sales, issuances and settlements of Level 3 (significant unobservable inputs) instruments when reconciling the fair value measurements. The adoption of this update did not result in additional disclosures for the nine and three months ended September 30, 2011, as there were no significant financial assets and liabilities measured at fair value using Level 3 of the fair value hierarchy.

Disclosures about the credit quality of financing receivables and the allowance for credit losses

As of January 1, 2011, the Company adopted an accounting standard update that requires additional disclosures regarding the changes and reasons for those changes in the allowance for credit losses. The new disclosure requirements did not have a material impact on the consolidated financial statements for the nine and three months ended September 30, 2011.

Revenue recognition for multiple deliverable arrangements

The Company adopted an accounting standard update on revenue recognition for multiple deliverable arrangements, for such arrangements entered into or materially modified by the Company on or after January 1, 2011. This update amends the criteria for allocating consideration in multiple-deliverable revenue arrangements. It establishes a hierarchy of selling prices to determine the selling price of each specific deliverable that includes vendor-specific objective evidence (if available), third-party evidence (if vendor-specific evidence is not available), or estimated selling price if neither of the first two are available. This update also:

•                  eliminates the residual method for allocating revenue between the elements of an arrangement and requires that arrangement consideration be allocated at the inception of the arrangement, and

•                  expands the disclosure requirements regarding a vendor’s multiple-deliverable revenue arrangements.

The adoption of this update did not have a significant impact on the consolidated financial statements for the nine and three months ended September 30, 2011.

Revenue arrangements that include software elements

The Company adopted an accounting standard update for certain revenue arrangements that include software elements, entered into or materially modified by the Company on or after January 1, 2011. This update amends the existing guidance on revenue arrangements that contain both hardware and software elements. This update modifies the existing rules to exclude from the software revenue guidance (i) non-software components of tangible products and (ii) software components of tangible products that are sold, licensed, or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product’s essential functionality. Undelivered elements in the arrangement related to the non-software components also are excluded from this guidance. The adoption of this update did not have a significant impact on the consolidated financial statements for the nine and three months ended September 30, 2011.

Goodwill impairment test for reporting units with zero or negative carrying amounts

As of January 1, 2011, the Company adopted an accounting standard update which clarifies that the Company is required to perform the second step of the goodwill impairment test (determining whether goodwill has been impaired and calculating the amount of the impairment) also for reporting units with zero or negative carrying amounts, if it is more likely than not that a goodwill impairment exists. In determining whether a goodwill impairment exists, the Company considers whether there are any adverse qualitative factors indicating such an impairment. A reporting unit is an operating segment or one level below an operating segment. The adoption of this update did not have a significant impact on the consolidated financial statements for the nine and three months ended September 30, 2011.

Disclosure of supplementary pro forma information for business combinations

For business combinations entered into on or after January 1, 2011, that are material on an individual or aggregate basis, the Company has adopted an accounting standard update that clarifies the requirement

Notes to the Interim Consolidated Financial Information (unaudited)

regarding the disclosure of pro forma information for business combinations. Under the update, the Company is required to disclose pro forma revenues and earnings of the combined entity as though the business combination(s) had occurred as of the beginning of the comparable prior annual reporting period only. This update also expands the disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. See Note 3 for pro forma disclosures related to the acquisition of Baldor Electric Company.

A creditor’s determination of whether a restructuring is a troubled debt restructuring

As of July 1, 2011, the Company adopted an accounting standard update that provides clarifying guidance regarding whether a restructuring of receivables constitutes a troubled debt restructuring and requires additional disclosures. The adoption of this update did not have a significant impact on the consolidated financial statements for the nine and three months ended September 30, 2011.

Applicable for future periods

Amendments to achieve common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs

In May 2011, an accounting standard update was issued that provides guidance that results in common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. These amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the amendments in this update are not intended to result in a change in the application of the requirements of U.S. GAAP. Some of the amendments clarify the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. This update is effective for the Company for periods beginning January 1, 2012. The Company is currently evaluating the impact of this update.

Presentation of comprehensive income

In June 2011, an accounting standard update was issued regarding the presentation of comprehensive income. Under the update the Company is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income and a total amount for comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In addition, regardless of which presentation is selected, the Company is required to show on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement or statements where the components of net income and the components of other comprehensive income are presented. This update is effective for the Company for periods beginning January 1, 2012 and is applicable retrospectively. The Company is currently evaluating whether to present a single continuous statement of comprehensive income or two separate but consecutive statements.

Testing goodwill for impairment

In September 2011, an accounting standard update was issued regarding the testing of goodwill for impairment. Under the update the Company has the option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. The Company would not be required to calculate the fair value of a reporting unit unless it determines, based on the qualitative assessment, that it is more likely than not that the reporting unit’s fair value is less than its carrying amount. The update includes examples of events and circumstances to be considered in conducting the qualitative assessment. This update is effective for the Company for periods beginning January 1, 2012, and early adoption is permitted. The Company is currently evaluating the impact of this update.

Disclosures about an employer’s participation in a multiemployer plan

In September 2011, an accounting standard update was issued regarding disclosures about participation in a multiemployer plan. Under the update the Company is required to provide additional quantitative and qualitative disclosures for multiemployer pension plans and multiemployer other postretirement benefit plans. This update is effective for the Company for the year ending December 31, 2011. The Company is currently evaluating the impact of this update.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 3. Acquisitions and increases in controlling interests

Acquisitions were as follows:

	Nine months ended September 30,		Three months ended September 30,
($ in millions, except number of acquired businesses) (1)	2011	2010	2011	2010
Acquisitions (net of cash acquired)(2)	3,578	1,250	441	107
Aggregate excess of purchase price over fair value of net assets acquired(3)	3,229	1,068	532	71

Number of acquired businesses	7	7	2	1

(1)            Amounts include adjustments arising during the measurement period of the acquisitions. In the three months ended September 30, 2011, adjustments included in “Aggregate excess of purchase price over fair value of net assets acquired” amounted to $116 million.

(2)            Excluding changes in cost and equity investments but including $19 million representing the fair value of replacement vested stock options issued to Baldor employees at the acquisition date.

(3)            Recorded as goodwill.

In the table above, the “Acquisitions” and “Aggregate excess of purchase price over fair value of net assets acquired” amounts for the nine months ended September 30, 2011, relate primarily to the acquisition of Baldor, as described below. For the nine months ended September 30, 2010, these amounts relate primarily to the acquisition of Ventyx, as described below.

Acquisitions of controlling interests have been accounted for under the acquisition method and have been included in the Company’s Interim Consolidated Financial Information since the date of acquisition.

On January 26, 2011, the Company acquired 83.25 percent of the outstanding shares of Baldor Electric Company (Baldor) for $63.50 per share in cash. On January 27, 2011, the Company exercised its top-up option contained in the merger agreement, bringing its shareholding in Baldor to 91.6 percent, allowing the Company to complete a short-form merger under Missouri, United States, law. On the same date, the Company completed the purchase of the remaining 8.4 percent of outstanding shares. The resulting cash outflows for the Company amounted to $4,276 million, representing $2,966 million for the purchase of the shares, net of cash acquired, $70 million related to cash settlement of Baldor options held at acquisition date and $1,240 million for the repayment of debt assumed upon acquisition.

Baldor markets, designs and manufactures industrial electric motors, mechanical power transmission products, drives and generators. The acquisition broadens the product offering of the Company’s Discrete Automation and Motion operating segment, closing the gap in the Company’s automation portfolio in North America by adding Baldor’s NEMA (National Electrical Manufacturers Association) motors product line as well as adding Baldor’s growing mechanical power transmission business.

While the Company uses its best estimates and assumptions as part of the purchase price allocation process to value assets acquired and liabilities assumed at the acquisition date, the purchase price allocation for acquisitions is preliminary for up to 12 months after the acquisition date and is subject to refinement as more detailed analyses are completed and additional information about the fair values of the assets and liabilities becomes available.

Notes to the Interim Consolidated Financial Information (unaudited)

The aggregate preliminary purchase consideration for business acquisitions in the nine months ended September 30, 2011, has been allocated as follows:

				Weighted-
	Allocated amounts			average
($ in millions)	Baldor	Other(1)	Total	useful life
Customer relationships	996	164	1,160	18 years
Technology	259	159	418	6 years
Trade name	121	13	134	10 years
Order backlog	15	—	15	2 months
Intangible assets	1,391	336	1,727
Fixed assets	404	13	417
Debt acquired	(1,241)	(197)	(1,438)
Deferred tax liabilities	(708)	(108)	(816)
Inventories	424	13	437
Other assets and liabilities, net(2)	48	(26)	22
Goodwill(3)	2,737	492	3,229
Total consideration (net of cash acquired) (4)	3,055	523	3,578

(1)            The allocated amounts in Other primarily relate to the acquisitions of Mincom and Lorentzen & Wettre.

(2)            Gross receivables from the Baldor acquisition totaled $266 million; the fair value of which was $263 million after allowance for estimated uncollectable receivables.

(3)            The Company does not expect the majority of goodwill recognized to be deductible for income tax purposes.

(4)            Cash acquired in the Baldor acquisition totaled $48 million. Additional consideration for the Baldor acquisition included $70 million related to the cash settlement of stock options held by Baldor employees at the acquisition date and $19 million representing the fair value of replacement vested stock options issued to Baldor employees at the acquisition date. The fair value of these stock options was estimated using a Black-Scholes model.

The Company’s Consolidated Income Statements for the nine and three months ended September 30, 2011, include total revenues of $1,425 million and $532 million, respectively, and net income (including acquisition-related charges) of $73 million and $49 million, respectively, related to Baldor since the date of acquisition.

The unaudited pro forma financial information in the table below summarizes the combined pro forma results of the Company and Baldor for the nine and three months ended September 30, 2011 and 2010, as if Baldor had been acquired on January 1, 2010.

	Nine months ended September 30,		Three months ended September 30,
($ in millions)	2011	2010	2011	2010
Total revenues	27,529	23,700	9,337	8,357
Income from continuing operations, net of tax	2,521	1,964	814	851

The pro forma results are for information purposes only and do not include any anticipated cost synergies or other effects of the planned integration of Baldor. Accordingly, such pro forma amounts are not necessarily indicative of the results that would have occurred had the acquisition been completed on the date indicated, nor are they indicative of the future operating results of the combined company.

Notes to the Interim Consolidated Financial Information (unaudited)

The unaudited pro forma results above include certain adjustments related to the Baldor acquisition. The table below summarizes the adjustments necessary to present the pro forma financial information of the combined entity as if Baldor had been acquired on January 1, 2010.

	Adjustments
	Nine months ended September 30,		Three months ended September 30,
($ in millions)	2011	2010	2011	2010

Impact on cost of sales from additional amortization of intangible assets (excluding order backlog capitalized upon acquisition)	(7)	(68)	—	(23)
Impact on cost of sales from amortization of order backlog capitalized upon acquisition	15	(15)	(2)	2
Impact on cost of sales from fair valuing acquired inventory	55	(55)	(4)	4
Interest expense on Baldor’s debt	11	80	—	28
Baldor stock-option plans adjustments	66	—	—	—
Impact on selling, general and administrative expenses from acquisition-related costs	63	(32)	—	—
Taxation adjustments	(64)	27	2	(4)
Other	—	(19)	—	(3)
Total pro forma adjustments	139	(82)	(4)	4

On June 1, 2010, the Company acquired all of the shares of Ventyx Inc., Ventyx Software Inc. and Ventyx Dutch Holding B.V., representing substantially all of the revenues, assets and liabilities of the Ventyx group. Ventyx provides software solutions to global energy, utility, communications and other asset-intensive businesses and was integrated into the network management business within the Power Systems segment to form a single unit for energy management software solutions.

The aggregate purchase price of business acquisitions in the nine months ended September 30, 2010, settled in cash, has been allocated as follows:

($ in millions)	Allocated amount	Weighted-average useful life
Intangible assets(1)	356	8
Deferred tax liabilities	(147)
Other assets and liabilities, net(2)	(27)
Goodwill(3)	1,068
Total (4)	1,250

(1)            Includes mainly capitalized software for sale and customer relationships.

(2)            Including debt assumed upon acquisition.

(3)            Goodwill recognized is not deductible for income tax purposes.

(4)            Primarily relates to the acquisition of Ventyx.

Changes in total goodwill were as follows:

($ in millions)	Total
Balance at January 1, 2010	3,026
Additions during the period(1)	1,091
Exchange rate differences	(24)
Other	(8)
Balance at December 31, 2010	4,085
Additions during the period(2)	3,229
Exchange rate differences	(41)
Other	(3)
Balance at September 30, 2011	7,270

(1)            Includes primarily goodwill in respect of Ventyx, acquired in June 2010, which has been allocated to the Power Systems operating segment.

(2)            Includes primarily goodwill of $2,737 million in respect of Baldor, acquired in January 2011, which has been allocated to the Discrete Automation and Motion operating segment and goodwill in respect of Mincom, acquired in July 2011, which has been allocated to the Power Systems operating segment.

Notes to the Interim Consolidated Financial Information (unaudited)

Increase in controlling interests in India

In July 2010, the Company announced that it had been successful in its offer to increase its stake in ABB Limited, India (its publicly-listed subsidiary in India) from approximately 52 percent to 75 percent. Cash paid in 2010, including transaction costs, amounted to $956 million. The offer of 900 rupees per share resulted in a charge to “Capital stock and additional paid-in capital” of $838 million, including expenses related to the transaction.

Note 4. Cash and marketable securities

Current assets

Cash and equivalents and marketable securities and short-term investments consisted of the following:

	September 30, 2011
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	1,555			1,555	1,555	—
Time deposits	2,996			2,996	2,996	—
Debt securities available-for-sale:
– U.S. government obligations	148	10	—	158	—	158
– European government obligations	519	—	—	519	270	249
– Other government obligations	4	—	(1)	3	—	3
– Corporate	297	8	(1)	304	175	129
Equity securities available-for-sale	52	9	(2)	59	—	59
Total	5,571	27	(4)	5,594	4,996	598

	December 31, 2010
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	1,851			1,851	1,851	—
Time deposits	4,044			4,044	3,665	379
Debt securities available-for-sale:
– U.S. government obligations	147	5	(1)	151	—	151
– European government obligations	—	—	—	—	—	—
– Other government obligations	4	—	(1)	3	—	3
– Corporate	708	8	—	716	381	335
Equity securities available-for-sale	1,836	11	(2)	1,845	—	1,845
Total	8,590	24	(4)	8,610	5,897	2,713

Non-current assets

In 2011, the Company purchased shares in a listed company and, as such, classified these as available-for-sale equity securities. The investment is recorded in “Other non-current assets”. At September 30, 2011, the cost basis, the gross unrealized loss and fair value of these equity securities were $14 million, $6 million and $8 million, respectively.

In addition, certain held-to-maturity marketable securities (pledged in respect of a certain non-current deposit liability) are recorded in “Other non-current assets”. At September 30, 2011, the amortized cost, gross unrecognized gain and fair value (based on quoted market prices) of these securities were $94 million, $24 million and $118 million, respectively. At December 31, 2010, the amortized cost, gross

Notes to the Interim Consolidated Financial Information (unaudited)

unrecognized gain and fair value (based on quoted market prices) of these securities were $84 million, $19 million and $103 million, respectively. The maturity dates of these securities range from 2014 to 2021.

Note 5. Financial instruments

The Company is exposed to certain currency, commodity, interest rate and equity risks arising from its global operating, financing and investing activities. The Company uses derivative instruments to reduce and manage the economic impact of these exposures.

Currency risk

Due to the global nature of the Company’s operations, many of its subsidiaries are exposed to currency risk in their operating activities from entering into transactions in currencies other than their functional currency. To manage such currency risks, the Company’s policies require the subsidiaries to hedge their foreign currency exposures from binding sales and purchase contracts denominated in foreign currencies. For forecasted foreign currency denominated sales of standard products and the related foreign currency denominated purchases, the Company’s policy is to hedge up to a maximum of 100 percent of the forecasted foreign currency denominated exposure, depending on the length of the forecasted exposures. Forecasted exposures greater than 12 months are not hedged. Forward foreign exchange contracts are the main instrument used to protect the Company against the volatility of future cash flows (caused by changes in exchange rates) of contracted and forecasted sales and purchases denominated in foreign currencies.

Commodity risk

Various commodity products are used in the Company’s manufacturing activities. Consequently it is exposed to volatility in future cash flows arising from changes in commodity prices. To manage the price risk of commodities other than electricity, the Company’s policies require that the subsidiaries hedge the commodity price risk exposures from binding contracts, as well as at least 50 percent (up to a maximum of 100 percent) of the forecasted commodity exposure over the next 12 months or longer (up to a maximum of 18 months). In certain locations where the price of electricity is hedged, up to a maximum of 90 percent of the forecasted electricity needs, depending on the length of the forecasted exposures, are hedged. Swap and futures contracts are used to manage the associated price risks of commodities.

Interest rate risk

The Company has issued bonds at fixed rates and in currencies other than the issuing entity’s functional currency. Interest rate swaps are used to manage the interest rate risk associated with such debt. In addition, from time to time, the Company uses instruments such as interest rate swaps, bond futures or forward rate agreements to manage interest rate risk arising from the Company’s balance sheet structure but does not designate such instruments as hedges.

Equity risk

The Company is exposed to fluctuations in the fair value of its warrant appreciation rights (WARs) issued under its management incentive plan. A WAR gives its holder the right to receive cash equal to the market price of an equivalent listed warrant on the date of exercise. To eliminate such risk, the Company has purchased cash-settled call options which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs.

In general, while the Company’s primary objective in its use of derivatives is to minimize exposures arising from its business, certain derivatives are designated and qualify for hedge accounting treatment while others either are not designated or do not qualify for hedge accounting.

Notes to the Interim Consolidated Financial Information (unaudited)

Volume of derivative activity

Foreign exchange and interest rate derivatives:

The gross notional amounts of outstanding foreign exchange and interest rate derivatives (whether designated as hedges or not) were as follows:

Type of derivative	Total notional amounts
($ in millions)	September 30, 2011	December 31, 2010	September 30, 2010
Foreign exchange contracts	17,409	16,971	17,573
Embedded foreign exchange derivatives	3,607	2,891	2,993
Interest rate contracts	4,759	2,357	2,533

Derivative commodity contracts:

The following table shows the notional amounts of outstanding commodity derivatives (whether designated as hedges or not), on a net basis, to reflect the Company’s requirements in the various commodities:

		Total notional amounts
Type of derivative	Unit	September 30, 2011	December 31, 2010	September 30, 2010
Copper swaps	metric tonnes	33,608	20,977	21,089
Aluminum swaps	metric tonnes	5,265	3,050	3,203
Nickel swaps	metric tonnes	30	36	4
Lead swaps	metric tonnes	11,525	9,525	25
Zinc swaps	metric tonnes	175	—	—
Silver swaps	ounces	1,633,172	—	—
Electricity futures	megawatt hours	411,865	363,340	451,070
Crude oil swaps	barrels	128,482	121,979	138,572

Equity derivatives:

At September 30, 2011, December 31, 2010, and September 30, 2010, the Company held 64 million, 58 million and 64 million cash-settled call options on ABB Ltd shares with a total fair value of $18 million, $45 million and $57 million, respectively.

Cash flow hedges

As noted above, the Company mainly uses forward foreign exchange contracts to manage the foreign exchange risk of its operations, commodity swaps to manage its commodity risks and cash-settled call options to hedge its WAR liabilities. Where such instruments are designated and qualify as cash flow hedges, the effective portion of the changes in their fair value is recorded in “Accumulated other comprehensive loss” and subsequently reclassified into earnings in the same line item and in the same period as the underlying hedged transaction affects earnings. Any ineffectiveness in the hedge relationship, or hedge component excluded from the assessment of effectiveness, is recognized in earnings during the current period.

At September 30, 2011, and December 31, 2010, “Accumulated other comprehensive loss” included net unrealized losses of $16 million and unrealized gains of $92 million, respectively, net of tax, on derivatives designated as cash flow hedges. Of the amount at September 30, 2011, net losses of $10 million are expected to be reclassified to earnings in the following 12 months. At September 30, 2011, the longest maturity of a derivative classified as a cash flow hedge was 77 months.

The amounts of gains or losses, net of tax, reclassified into earnings due to the discontinuance of cash flow hedge accounting and recognized in earnings due to ineffectiveness in cash flow hedge relationships were not significant in the nine and three months ended September 30, 2011 and 2010.

Notes to the Interim Consolidated Financial Information (unaudited)

The pre-tax effects of derivative instruments, designated and qualifying as cash flow hedges, on “Accumulated other comprehensive loss” and the Consolidated Income Statements were as follows:

Nine months ended September 30, 2011
Type of derivative designated as a cash flow hedge	Gains (losses) recognized in OCI(1) on derivatives (effective portion)	Gains (losses) reclassified from OCI(1) into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	(22)	Total revenues	102	Total revenues	(1)
		Total cost of sales	(7)	Total cost of sales	—
Commodity contracts	(20)	Total cost of sales	7	Total cost of sales	(1)
Cash-settled call options	(24)	SG&A expenses(2)	(18)	SG&A expenses(2)	—
Total	(66)		84		(2)

Nine months ended September 30, 2010
Type of derivative designated as a cash flow hedge	Gains (losses) recognized in OCI(1) on derivatives (effective portion)	Gains (losses) reclassified from OCI(1) into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	96	Total revenues	19	Total revenues	2
		Total cost of sales	(3)	Total cost of sales	—
Commodity contracts	3	Total cost of sales	6	Total cost of sales	—
Cash-settled call options	(2)	SG&A expenses(2)	(8)	SG&A expenses(2)	—
Total	97		14		2

Three months ended September 30, 2011
Type of derivative designated as a cash flow hedge	Gains (losses) recognized in OCI(1) on derivatives (effective portion)	Gains (losses) reclassified from OCI(1) into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	(57)	Total revenues	24	Total revenues	—
		Total cost of sales	(4)	Total cost of sales	—
Commodity contracts	(17)	Total cost of sales	1	Total cost of sales	(1)
Cash-settled call options	(24)	SG&A expenses(2)	(14)	SG&A expenses(2)	—
Total	(98)		7		(1)

Three months ended September 30, 2010
Type of derivative designated as a cash flow hedge	Gains (losses) recognized in OCI(1) on derivatives (effective portion)	Gains (losses) reclassified from OCI(1) into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	99	Total revenues	3	Total revenues	2
		Total cost of sales	—	Total cost of sales	—
Commodity contracts	5	Total cost of sales	2	Total cost of sales	—
Cash-settled call options	6	SG&A expenses(2)	(1)	SG&A expenses(2)	—
Total	110		4		2

(1) OCI represents “Accumulated other comprehensive loss”.

(2) SG&A expenses represent “Selling, general and administrative expenses”.

Derivative gains of $56 million and $8 million, both net of tax, were reclassified from “Accumulated other comprehensive loss” to earnings during the nine months ended September 30, 2011 and 2010, respectively. During the three months ended September 30, 2011 and 2010, derivative gains of $2 million and $4 million, both net of tax, were reclassified from “Accumulated other comprehensive loss” to earnings, respectively.

Notes to the Interim Consolidated Financial Information (unaudited)

Fair value hedges

To reduce its interest rate exposure arising primarily from its debt issuance activities, the Company uses interest rate swaps. Where such instruments are designated as fair value hedges, the changes in fair value of these instruments, as well as the changes in fair value of the risk component of the underlying debt being hedged, are recorded as offsetting gains and losses in “Interest and other finance expense”. Hedge ineffectiveness of instruments designated as fair value hedges for the nine and three months ended September 30, 2011 and 2010, was not significant.

The effect of derivative instruments, designated and qualifying as fair value hedges, on the Consolidated Income Statements was as follows:

Nine months ended September 30, 2011
Type of derivative designated as a fair value hedge	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	(26)	Interest and other finance expense	26

Nine months ended September 30, 2010
Type of derivative designated as a fair value hedge	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	2	Interest and other finance expense	(2)

Three months ended September 30, 2011
Type of derivative designated as a fair value hedge	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	(3)	Interest and other finance expense	3

Three months ended September 30, 2010
Type of derivative designated as a fair value hedge	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	(2)	Interest and other finance expense	2

Derivatives not designated in hedge relationships

Derivative instruments that are not designated as hedges or do not qualify as either cash flow or fair value hedges are economic hedges used for risk management purposes. Gains and losses from changes in the fair values of such derivatives are recognized in the same line in the income statement as the economically hedged transaction.

Furthermore, under certain circumstances, the Company is required to split and account separately for foreign currency derivatives that are embedded within certain binding sales or purchase contracts denominated in a currency other than the functional currency of the subsidiary and the counterparty.

Notes to the Interim Consolidated Financial Information (unaudited)

The gains (losses) recognized in the Consolidated Income Statements on derivatives not designated in hedging relationships were as follows:

($ in millions)	Gains (losses) recognized in income
Type of derivative		Nine months ended September 30,		Three months ended September 30,
not designated as a hedge	Location	2011	2010	2011	2010
Foreign exchange contracts	Total revenues	(104)	332	(248)	310
	Total cost of sales	84	(181)	65	(75)
	Interest and other finance expense	370	403	(133)	78
Embedded foreign exchange contracts	Total revenues	—	(214)	61	(89)
	Total cost of sales	(1)	22	(19)	33
Commodity contracts	Total cost of sales	(60)	7	(43)	14
	Interest and other finance expense	1	—	1	—
Cash-settled call options	Interest and other finance expense	—	—	—	1
Total		290	369	(316)	272

The fair values of derivatives included in the Consolidated Balance Sheets were as follows:

	September 30, 2011
	Derivative assets		Derivative liabilities
($ in millions)	Current in “Other current assets”	Non-current in “Other non-current assets”	Current in “Provisions and other current liabilities”	Non-current in “Other non-current liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts	41	13	30	20
Commodity contracts	—	—	7	—
Interest rate contracts	2	36	—	1
Cash-settled call options	12	6	—	—
Total	55	55	37	21
Derivatives not designated as hedging instruments:
Foreign exchange contracts	198	48	447	36
Commodity contracts	4	1	53	6
Interest rate contracts	—	—	1	—
Cash-settled call options	—	—	—	—
Embedded foreign exchange derivatives	41	29	93	23
Total	243	78	594	65
Total fair value	298	133	631	86

Notes to the Interim Consolidated Financial Information (unaudited)

	December 31, 2010
	Derivative assets		Derivative liabilities
($ in millions)	Current in “Other current assets”	Non-current in “Other non-current assets”	Current in “Provisions and other current liabilities”	Non-current in “Other non-current liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts	106	39	23	12
Commodity contracts	8	—	—	—
Interest rate contracts	14	50	—	—
Cash-settled call options	18	25	—	—
Total	146	114	23	12
Derivatives not designated as hedging instruments:
Foreign exchange contracts	435	62	140	14
Commodity contracts	42	2	7	—
Interest rate contracts	—	—	—	1
Cash-settled call options	—	2	—	—
Embedded foreign exchange derivatives	23	4	134	50
Total	500	70	281	65
Total fair value	646	184	304	77

Although the Company is party to close-out netting agreements with most derivative counterparties, the fair values in the tables above and in the Consolidated Balance Sheets at September 30, 2011, and December 31, 2010, have been presented on a gross basis.

Note 6. Fair values

The Company uses fair value measurement principles to record certain financial assets and liabilities on a recurring basis and, when necessary, to record certain non-financial assets at fair value on a non-recurring basis, as well as to determine fair value disclosures for certain financial instruments carried at amortized cost in the financial statements. Financial assets and liabilities recorded at fair value on a recurring basis include foreign currency, commodity, interest rate and equity derivatives and available-for-sale securities. Non-financial assets recorded at fair value on a non-recurring basis include long-lived assets that are reduced to their estimated fair value due to impairments.

Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation techniques including the market approach (using observable market data for identical or similar assets and liabilities), the income approach (discounted cash flow models) and the cost approach (using costs a market participant would incur to develop a comparable asset). Inputs used to determine the fair value of assets and liabilities are defined by a three-level hierarchy, depending on the reliability of those inputs. The Company has categorized its financial assets and liabilities and non-financial assets measured at fair value within this hierarchy based on whether the inputs to the valuation technique are observable or unobservable. An observable input is based on market data obtained from independent sources, while an unobservable input reflects the Company’s assumptions about market data.

The levels of the fair value hierarchy are as follows:

Level 1:                          Valuation inputs consist of quoted prices in an active market for identical assets or liabilities (observable quoted prices). Assets and liabilities valued using Level 1 inputs include exchange-traded equity securities, listed derivatives which are actively traded such as foreign exchange futures and specific government securities.

Level 2:                          Valuation inputs consist of observable inputs (other than Level 1 inputs) such as actively quoted prices for similar assets, quoted prices in inactive markets and inputs other than quoted prices such as interest rate yield curves, credit spreads, or inputs derived from other observable data by interpolation, correlation, regression or other means. The

Notes to the Interim Consolidated Financial Information (unaudited)

adjustments applied to quoted prices or the inputs used in valuation models may be both observable and unobservable. In these cases, the fair value measurement is classified as Level 2 unless the unobservable portion of the adjustment or the unobservable input to the valuation model is significant, in which case the fair value measurement would be classified as Level 3. Assets and liabilities valued using Level 2 inputs include investments in certain funds, interest rate swaps, commodity swaps, cash-settled call options, as well as foreign exchange forward contracts and foreign exchange swaps.

Level 3:       Valuation inputs are based on the Company’s assumptions of relevant market data (unobservable inputs).

Whenever quoted prices involve bid-ask spreads, the Company ordinarily determines fair values based on mid-market quotes. However, for the purposes of determining the fair value of cash-settled call options serving as hedges of the Company’s management incentive plan, bid prices are used.

When determining fair values based on quoted prices in an active market, the Company considers if the level of transaction activity for the financial instrument has significantly decreased, or would not be considered orderly. In such cases, the resulting changes in valuation techniques would be disclosed. If the market is considered disorderly or if quoted prices are not available, the Company is required to use another valuation technique, such as an income approach.

Recurring fair value measures

The following tables show the fair value of financial assets and liabilities measured at fair value on a recurring basis:

	September 30, 2011
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in “Cash and equivalents”
Debt securities—European government obligations	270	—	—	270
Debt securities—Corporate	—	175	—	175
Available-for-sale securities in “Marketable securities and short-term investments”
Equity securities	3	56	—	59
Debt securities—U.S. government obligations	158	—	—	158
Debt securities—European government obligations	249	—	—	249
Debt securities—Other government obligations	3	—	—	3
Debt securities—Corporate	—	129	—	129
Available-for-sale securities in “Other non-current assets”
Equity securities	8	—	—	8
Derivative assets—current in “Other current assets”	2	296	—	298
Derivative assets—non-current in “Other non-current assets”	—	133	—	133
Total	693	789	—	1,482
Liabilities
Derivative liabilities—current in “Provisions and other current liabilities”	4	627	—	631
Derivative liabilities—non-current in “Other non-current liabilities”	—	86	—	86
Total	4	713	—	717

Notes to the Interim Consolidated Financial Information (unaudited)

	December 31, 2010
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in “Cash and equivalents”
Debt securities—European government obligations	—	—	—	—
Debt securities—Corporate	—	381	—	381
Available-for-sale securities in “Marketable securities and short-term investments”
Equity securities	3	1,842	—	1,845
Debt securities—U.S. government obligations	151	—	—	151
Debt securities—European government obligations	—	—	—	—
Debt securities—Other government obligations	3	—	—	3
Debt securities—Corporate	—	335	—	335
Available-for-sale securities in “Other non-current assets”
Equity securities	—	—	—	—
Derivative assets—current in “Other current assets”	12	634	—	646
Derivative assets—non-current in “Other non-current assets”	—	184	—	184
Total	169	3,376	—	3,545
Liabilities
Derivative liabilities—current in “Provisions and other current liabilities”	7	297	—	304
Derivative liabilities—non-current in “Other non-current liabilities”	—	77	—	77
Total	7	374	—	381

The Company uses the following methods and assumptions in estimating fair values of financial assets and liabilities measured at fair value on a recurring basis:

•                  Available-for-sale securities in “Cash and equivalents”, “Marketable securities and short-term investments” and “Other non-current assets”: If quoted market prices in active markets for identical assets are available, these are considered Level 1 inputs. If such quoted market prices are not available, fair value is determined using market prices for similar assets or present value techniques, applying an appropriate risk-free interest rate adjusted for nonperformance risk. The inputs used in present value techniques are observable and fall into the Level 2 category. Where the Company has invested in shares of funds, which do not have readily determinable fair values, Net Asset Value (NAV) is used as a practical expedient of fair value (without any adjustment) as these funds invest in high-quality, short-term fixed income securities which are accounted for at fair value. As the Company has the ability to redeem its shares in such funds at NAV without any restrictions, notice period or further funding commitments, NAV is considered Level 2.

•                  Derivatives: The fair values of derivative instruments are determined using quoted prices of identical instruments from an active market, if available (Level 1). If quoted prices are not available, price quotes for similar instruments, appropriately adjusted, or present value techniques, based on available market data, or option pricing models are used. Cash-settled call options hedging the Company’s WAR liability are valued based on bid prices of the equivalent listed warrant. The fair values obtained using price quotes for similar instruments or valuation techniques represent a Level 2 input unless significant unobservable inputs are used.

Non-recurring fair value measures

There were no significant non-recurring fair value measurements during the nine and three months ended September 30, 2011 and 2010.

Disclosure about financial instruments carried on a cost basis

Cash and equivalents, receivables, accounts payable, and short-term debt and current maturities of long-term debt:

The carrying amounts approximate the fair values as the items are short-term in nature.

Marketable securities and short-term investments:

Includes time deposits whose carrying amounts approximate their fair values (see Note 4).

Notes to the Interim Consolidated Financial Information (unaudited)

Other non-current assets:

Includes financing receivables (including loans granted) carried at amortized cost, less an allowance for credit losses, if required. Fair values are determined using a discounted cash flow methodology based upon loan rates of similar instruments and reflecting appropriate adjustments for non-performance risk. The carrying values and estimated fair values of long-term loans granted and outstanding at September 30, 2011, were $57 million and $58 million, respectively and at December 31, 2010, were $56 million and $58 million, respectively.

Includes held-to-maturity marketable securities (described in Note 4) whose carrying values and estimated fair values at September 30, 2011, were $94 million and $118 million, respectively, and at December 31, 2010, were $84 million and $103 million, respectively.

Long-term debt:

Fair values of bond issues are based on quoted market prices. The fair values of other debt are based on the present value of future cash flows, discounted at estimated borrowing rates for similar debt instruments. The carrying value and estimated fair value of long-term debt at September 30, 2011, were $2,380 million and $2,443 million, respectively, and at December 31, 2010, were $1,139 million and $1,201 million, respectively.

Note 7. Credit quality of receivables

Accounts receivable and doubtful debt allowance

Accounts receivable are recorded at the invoiced amount. The doubtful debt allowance is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer economic data. If an amount has not been settled within its contractual payment term then it is considered past due. The Company reviews the doubtful debt allowance regularly and receivable balances are reviewed for collectability. Account balances are charged off against the allowance when the Company believes that the amount will not be recovered.

The Company has a group-wide policy on the management of credit risk. The policy includes a credit assessment methodology to assess the creditworthiness of customers and assign to those customers a risk category on a scale from “A” (lowest likelihood of loss) to “E” (highest likelihood of loss), as shown in the following table:

Equivalent Standard & Poor’s rating
Risk category:
A	AAA to AA-
B	A+ to BBB-
C	BB+ to BB-
D	B+ to CCC-
E	CC+ to D

Third-party agencies’ ratings are considered, if available. For customers where agency ratings are not available, the customer’s most recent financial statements, payment history and other relevant information is considered in the assignment to a risk category. Customers are assessed at least annually and more frequently when information on significant changes in the customers’ financial position becomes known. In addition to the assignment to a risk category, a credit limit per customer is set.

Information on the credit quality of trade receivables with an original maturity greater than one year and financing receivables is presented in the respective sections below.

Notes to the Interim Consolidated Financial Information (unaudited)

Receivables classified as current assets

The gross amounts of, and doubtful debt allowance for, trade receivables with a contractual maturity of more than one year and other receivables (excluding tax and other receivables which are not considered to be of a financing nature), recorded in receivables, net, were as follows:

	September 30, 2011
($ in millions)	Trade receivables with original contractual maturity > 1 year	Other receivables	Total
Recorded gross amount:
- Individually evaluated for impairment	237	106	343
- Collectively evaluated for impairment	292	121	413
Total	529	227	756
Doubtful debt allowance:
- From individual impairment evaluation	(27)	—	(27)
- From collective impairment evaluation	(8)	—	(8)
Total	(35)	—	(35)
Recorded net amount	494	227	721

	December 31, 2010
($ in millions)	Trade receivables with original contractual maturity > 1 year	Other receivables	Total
Recorded gross amount:
- Individually evaluated for impairment	154	82	236
- Collectively evaluated for impairment	391	71	462
Total	545	153	698
Doubtful debt allowance:
- From individual impairment evaluation	(27)	—	(27)
- From collective impairment evaluation	(10)	—	(10)
Total	(37)	—	(37)
Recorded net amount	508	153	661

Changes in the doubtful debt allowance were as follows:

	Nine months ended September 30, 2011
($ in millions)	Trade receivables with original contractual maturity > 1 year	Other receivables	Total
Balance at January 1, 2011	37	—	37
Reversal of allowance	(13)	—	(13)
Additions to allowance	13	—	13
Amounts written off	(1)	—	(1)
Exchange rate differences	(1)	—	(1)
Balance at September 30, 2011	35	—	35

	Three months ended September 30, 2011
($ in millions)	Trade receivables with original contractual maturity > 1 year	Other receivables	Total
Balance at July 1, 2011	34	—	34
Reversal of allowance	(3)	—	(3)
Additions to allowance	6	—	6
Amounts written off	—	—	—
Exchange rate differences	(2)	—	(2)
Balance at September 30, 2011	35	—	35

Notes to the Interim Consolidated Financial Information (unaudited)

The following table shows the credit risk profile, on a gross basis, of trade receivables with an original contractual maturity of more than one year and other receivables (excluding tax and other receivables which are not considered to be of a financing nature) based on the internal credit risk categories which are used as a credit quality indicator:

	September 30, 2011
($ in millions)	Trade receivables with original contractual maturity > 1 year	Other receivables	Total
Risk category:
A	255	191	446
B	136	11	147
C	113	22	135
D	16	—	16
E	9	3	12
Total gross amount	529	227	756

	December 31, 2010
($ in millions)	Trade receivables with original contractual maturity > 1 year	Other receivables	Total
Risk category:
A	219	125	344
B	199	5	204
C	87	12	99
D	37	2	39
E	3	9	12
Total gross amount	545	153	698

The following table shows an aging analysis, on a gross basis, of trade receivables with an original contractual maturity of more than one year and other receivables (excluding tax and other receivables which are not considered to be of a financing nature):

	September 30, 2011
	Past due
($ in millions)	0 – 30 days	30 – 60 days	60 – 90 days	> 90 days and not accruing interest	> 90 days and accruing interest	Not due at September 30, 2011(1)	Total
Trade receivables with original contractual maturity > 1 year	24	1	4	59	5	436	529
Other receivables	7	—	1	17	3	199	227
Total gross amount	31	1	5	76	8	635	756

	December 31, 2010
	Past due
($ in millions)	0 – 30 days	30 – 60 days	60 – 90 days	> 90 days and not accruing interest	> 90 days and accruing interest	Not due at December 31, 2010(1)	Total
Trade receivables with original contractual maturity > 1 year	49	7	6	40	9	434	545
Other receivables	1	—	—	18	—	134	153
Total gross amount	50	7	6	58	9	568	698

(1)    Trade receivables with original contractual maturity greater than 1 year principally represent contractual retention amounts that will become due subsequent to the completion of the long-term contract.

Notes to the Interim Consolidated Financial Information (unaudited)

Receivables classified as non-current assets

The gross amounts of, and related doubtful debt allowance for loans granted, recorded in other non-current assets, were as follows:

	Loans granted
($ in millions)	September 30, 2011	December 31, 2010
Recorded gross amount:
- Individually evaluated for impairment	61	55
- Collectively evaluated for impairment	4	9
Total	65	64
Doubtful debt allowance:
- From individual impairment evaluation	(8)	(8)
- From collective impairment evaluation	—	—
Total	(8)	(8)
Recorded net amount	57	56

Changes in the doubtful debt allowance for loans granted during the nine and three months ended September 30, 2011, were not significant.

The following table shows the credit risk profile, on a gross basis, of loans granted, based on the internal credit categories which are used as a credit quality indicator:

	Loans granted
($ in millions)	September 30, 2011	December 31, 2010
Risk category:
A	47	47
B	2	2
C	15	15
D	—	—
E	1	—
Total gross amount	65	64

At September 30, 2011, and December 31, 2010, the total gross amounts of $65 million and $64 million, respectively, in the tables above were not yet due at those dates.

Note 8. Debt

Short-term debt

At December 31, 2010, the Company had in place several commercial paper programs: a $1 billion commercial paper program for the private placement of U.S. dollar-denominated commercial paper in the United States; a $1 billion Euro-commercial paper program for the issuance of commercial paper in a variety of currencies and a 5 billion Swedish krona commercial paper program for the issuance of Swedish krona- and euro-denominated commercial paper. During the third quarter of 2011, the Company utilized the U.S. $1 billion program and at September 30, 2011, short-term debt included $996 million of commercial paper issued under this program.

Long-term debt

In June 2011, the Company issued the following bonds at a discount and raised gross proceeds of $1,236 million:

•      $600 million aggregate principal, 2.5%, due 2016, and

•      $650 million aggregate principal, 4.0%, due 2021.

The bonds are accreted to par over their respective lives.

Notes to the Interim Consolidated Financial Information (unaudited)

In September 2011, the Company launched the following bonds and received and recorded the net proceeds in October 2011:

•                  CHF 500 million aggregate principal, 1.25%, due 2016

•                  CHF 350 million aggregate principal, 2.25%, due 2021

Total net proceeds from the bonds amounted to CHF 839 million (equivalent to approximately $920 million on date of settlement). The Company entered into interest rate swaps to hedge its obligations on these bonds.

Note 9. Commitments and contingencies

Contingencies—Environmental

The Company is engaged in environmental clean-up activities at certain sites arising under various United States and other environmental protection laws and under certain agreements with third parties. In some cases, these environmental remediation actions are subject to legal proceedings, investigations or claims, and it is uncertain to what extent the Company is actually obligated to perform. Provisions for these unresolved matters have been set up if it is probable that the Company has incurred a liability and the amount of loss can be reasonably estimated. If a provision has been recognized for any of these matters the Company records an asset when it is probable that it will recover a portion of the costs expected to be incurred to settle them. Management is of the opinion, based upon information presently available, that the resolution of any such obligation and non-collection of recoverable costs would not have a further material adverse effect on the Company’s consolidated financial statements.

Contingencies related to former Nuclear Technology business

The Company retained liabilities for certain specific environmental remediation costs at two sites in the United States that were operated by its former subsidiary, ABB CE-Nuclear Power Inc., which the Company sold to British Nuclear Fuels PLC (BNFL) in 2000. Pursuant to the sale agreement with BNFL, the Company has retained the environmental liabilities associated with its Combustion Engineering Inc. subsidiary’s Windsor, Connecticut, facility and agreed to reimburse BNFL for a share of the costs that BNFL incurs for environmental liabilities associated with its former Hematite, Missouri, facility. The primary environmental liabilities associated with these sites relate to the costs of remediating radiological and chemical contamination. Such costs are not incurred until a facility is taken out of use and generally are then incurred over a number of years. Although it is difficult to predict with accuracy the amount of time it may take to remediate this contamination, based on available information, the Company believes that it may take at least until 2012 at the Windsor site and at least until 2015 at the Hematite site.

Under the terms of the sale agreement, BNFL is responsible to have the remediation of the Hematite site performed in a cost efficient manner and pursue recovery of remediation costs from other potentially responsible parties as conditions for obtaining cost sharing contributions from the Company. Westinghouse Electric Company LLC (Westinghouse), BNFL’s former subsidiary, oversees remediation activities at the Hematite site. Westinghouse was acquired during 2006 by a consortium led by Toshiba Corporation, Japan. In February 2011, the Company and Westinghouse agreed to settle and release the Company from its continuing environmental obligations under the sale agreement. Consequently, at December 31, 2010, these obligations were reclassified to current liabilities and reduced to reflect the amount of the agreed settlement; the amount was paid by the Company in February 2011.

During 2007, the Company reached an agreement with U.S. government agencies to transfer oversight of the remediation of the portion of the Windsor site under the U.S. Government’s Formerly Utilized Sites Remedial Action Program from the U.S. Army Corps of Engineers to the Nuclear Regulatory Commission which has oversight responsibility for the remaining radiological areas of that site and the Company’s radiological license for the site.

Contingencies related to other present and former facilities primarily in North America

The Company is involved in the remediation of environmental contamination at present or former facilities, primarily in the United States. The clean up of these sites involves primarily soil and groundwater contamination. A significant portion of the provisions in respect of these contingencies reflects the provisions of acquired companies. A substantial portion of one of the acquired entities

Notes to the Interim Consolidated Financial Information (unaudited)

remediation liability is indemnified by a prior owner. Accordingly, an asset equal to that portion of the remediation liability is included in “Other non-current assets”.

The impact of the above Nuclear Technology and other environmental obligations on “Income from continuing operations before taxes” and on “Income (loss) from discontinued operations, net of tax” was not significant for the nine and three months ended September 30, 2011 and 2010.

The effect of the above Nuclear Technology and other environmental obligations on the Company’s Consolidated Statements of Cash Flows was as follows:

	Nine months ended September 30,		Three months ended September 30,
($ in millions)	2011	2010	2011	2010
Cash expenditures:
Nuclear Technology business	139	15	4	6
Various businesses	3	4	1	1
	142	19	5	7

The Company has estimated further cash expenditures of $7 million for the remainder of 2011. These expenditures are covered by provisions included in “Provisions and other current liabilities”.

The total effect of the above Nuclear Technology and other environmental obligations on the Company’s Consolidated Balance Sheets was as follows:

($ in millions)	September 30, 2011	December 31, 2010
Provision balance relating to:
Nuclear Technology business	36	181
Various businesses	69	65
	105	246
Environmental provisions included in:
Provisions and other current liabilities	34	161
Other non-current liabilities	71	85
	105	246

Provisions for the above estimated losses have not been discounted as the timing of payments cannot be reasonably estimated.

Asbestos obligations

The Company’s Combustion Engineering Inc. subsidiary (CE) was a co-defendant in a large number of lawsuits claiming damage for personal injury resulting from exposure to asbestos. A smaller number of claims were also brought against the Company’s former Lummus subsidiary as well as against other entities of the Company. Separate plans of reorganization for CE and Lummus, as amended, were filed under Chapter 11 of the U.S. Bankruptcy Code. The CE plan of reorganization and the Lummus plan of reorganization (collectively, the Plans) became effective on April 21, 2006 and August 31, 2006, respectively.

Under the Plans, separate personal injury trusts were created and funded to settle future asbestos-related claims against CE and Lummus and on the respective Plan effective dates, channeling injunctions were issued pursuant to Section 524(g) of the U.S. Bankruptcy Code under which all present and future asbestos-related personal injury claims filed against the Company and its affiliates and certain other entities that relate to the operations of CE and Lummus are channeled to the CE Asbestos PI Trust or the Lummus Asbestos PI Trust, respectively.

In December 2010, the Company made a payment of $25 million to the CE Asbestos PI Trust and thereby discharged its remaining payment obligations to the CE Asbestos PI Trust.

The effect of asbestos obligations on the Company’s Consolidated Income Statements was not significant for the nine and three months ended September 30, 2011 and 2010.

Notes to the Interim Consolidated Financial Information (unaudited)

The effect of asbestos obligations on the Company’s Consolidated Statements of Cash Flows was as follows:

	Nine months ended September 30,		Three months ended September 30,
($ in millions)	2011	2010	2011	2010

Payments	—	25	—	—

The effect of asbestos obligations on the Company’s Consolidated Balance Sheets at September 30, 2011, and December 31, 2010 was not significant.

Contingencies—Regulatory, Compliance and Legal

Gas Insulated Switchgear business

In May 2004, the Company announced that it had undertaken an internal investigation which uncovered that certain of its employees together with employees of other companies active in the Gas Insulated Switchgear business were involved in anti-competitive practices. The Company has reported such practices upon identification to the appropriate antitrust authorities, including the European Commission. The European Commission announced its decision in January 2007 and granted the Company full immunity from fines assessed to the Company of euro 215 million under the European Commission’s leniency program.

The Company continues to cooperate with other antitrust authorities in several locations globally, including Brazil, which are investigating anti-competitive practices related to Gas Insulated Switchgear. At this stage of the proceedings, no reliable estimate of the amount or range of loss from potential fines, if any, can be made.

Power Transformers business

In October 2009, the European Commission announced its decision regarding its investigation into alleged anti-competitive practices of certain manufacturers of power transformers. The European Commission fined the Company euro 33.75 million (equivalent to $49 million on date of payment).

The German Antitrust Authority (Bundeskartellamt) and other antitrust authorities are also reviewing those alleged practices which relate to the German market and other markets. Management is cooperating fully with the authorities in their investigations. The Company anticipates that the German Antitrust Authority’s review will result in an unfavorable outcome with respect to the alleged anti-competitive practices and expects that a fine will be imposed. At this stage of the proceedings with the other antitrust authorities, no reliable estimate of the amount or range of loss from potential fines, if any, can be made.

Cables business

The Company’s cables business is under investigation for alleged anti-competitive practices. Management is cooperating fully with the antitrust authorities, including the European Commission, in their investigations. In July 2011, the European Commission announced that it had issued its Statement of Objections in its investigation into alleged anti-competitive practices in the cables business. An informed judgment about the outcome of these investigations or the amount of potential loss or range of loss for the Company, if any, relating to these investigations cannot be made at this stage.

FACTS business

In January 2010, the European Commission conducted raids at the premises of the Company’s flexible alternating current transmission systems (FACTS) business in Sweden as part of its investigation into alleged anti-competitive practices of certain FACTS manufacturers. In the United States, the Department of Justice (DoJ) also conducted an investigation into this business. The Company has been informed that the European Commission and the DoJ have closed their investigations. No fines have been imposed on the Company.

Notes to the Interim Consolidated Financial Information (unaudited)

The Company’s FACTS business remains under investigation in one other jurisdiction for anti-competitive practices. Management is cooperating fully with the antitrust authority in its investigation. An informed judgment about the outcome of that investigation or the amount of potential loss or range of loss for the Company, if any, relating to that investigation cannot be made at this stage.

Suspect payments

In April 2005, the Company voluntarily disclosed to the DoJ and the United States Securities and Exchange Commission (SEC) certain suspect payments in its network management unit in the United States. Subsequently, the Company made additional voluntary disclosures to the DoJ and the SEC regarding suspect payments made by other Company subsidiaries in a number of countries in the Middle East, Asia, South America and Europe (including to an employee of an Italian power generation company) as well as by its former Lummus business. These payments were discovered by the Company as a result of the Company’s internal audit program and compliance reviews.

In September 2010, the Company reached settlements with the DoJ and the SEC regarding their investigations into these matters and into suspect payments involving certain of the Company’s subsidiaries in the United Nations Oil-for-Food Program. In connection with these settlements, the Company agreed to make payments to the DoJ and SEC totaling $58 million, which were settled in the fourth quarter of 2010. One subsidiary of the Company pled guilty to one count of conspiracy to violate the anti-bribery provisions of the U.S. Foreign Corrupt Practices Act and one count of violating those provisions. The Company entered into a deferred prosecution agreement and settled civil charges brought by the SEC. These settlements resolved the foregoing investigations. In lieu of an external compliance monitor, the DoJ and SEC have agreed to allow the Company to report on its continuing compliance efforts and the results of the review of its internal processes through September 2013.

General

In addition, the Company is aware of proceedings, or the threat of proceedings, against it and others in respect of private claims by customers and other third parties alleging harm with regard to various actual or alleged cartel cases. Also, the Company is subject to other various legal proceedings, investigations, and claims that have not yet been resolved. With respect to the abovementioned regulatory matters and commercial litigation contingencies, the Company will bear the costs of the continuing investigations and any related legal proceedings.

Liabilities recognized

At September 30, 2011, and December 31, 2010, the Company had aggregate liabilities of $221 million and $220 million, respectively, included in “Provisions and other current liabilities” and in “Other non-current liabilities”, for the above regulatory, compliance and legal contingencies. As it is not possible to make an informed judgment on the outcome of certain matters and as it is not possible, based on information currently available to management, to estimate the maximum potential liability on other matters, there could be material adverse outcomes beyond the amounts accrued.

Guarantees

General

The following table provides quantitative data regarding the Company’s third-party guarantees. The maximum potential payments represent a “worst-case scenario”, and do not reflect management’s expected results. The carrying amount of liabilities recorded in the Consolidated Balance Sheets reflects the Company’s best estimate of future payments, which it may incur as part of fulfilling its guarantee obligations.

	Maximum potential payments
($ in millions)	September 30, 2011	December 31, 2010

Performance guarantees	153	125
Financial guarantees	85	84
Indemnification guarantees	199	203
Total	437	412

In respect of the above guarantees, the carrying amounts of liabilities at September 30, 2011, and December 31, 2010, were not significant.

Notes to the Interim Consolidated Financial Information (unaudited)

Performance guarantees

Performance guarantees represent obligations where the Company guarantees the performance of a third party’s product or service according to the terms of a contract. Such guarantees may include guarantees that a project will be completed within a specified time. If the third party does not fulfill the obligation, the Company will compensate the guaranteed party in cash or in kind. Performance guarantees include surety bonds, advance payment guarantees and standby letters of credit. The significant performance guarantees are described below.

The Company retained obligations for guarantees related to the Power Generation business contributed in mid-1999 to the former ABB Alstom Power NV joint venture (Alstom Power NV). The guarantees primarily consist of performance guarantees and other miscellaneous guarantees under certain contracts such as indemnification for personal injuries and property damages, taxes and compliance with labor laws, environmental laws and patents. The guarantees are related to projects which are expected to be completed by 2013 but in some cases have no definite expiration date. In May 2000, the Company sold its interest in Alstom Power NV to Alstom SA (Alstom). As a result, Alstom and its subsidiaries have primary responsibility for performing the obligations that are the subject of the guarantees. Further, Alstom, the parent company and Alstom Power NV, have undertaken jointly and severally to fully indemnify and hold harmless the Company against any claims arising under such guarantees. Management’s best estimate of the total maximum potential exposure of quantifiable guarantees issued by the Company on behalf of its former Power Generation business was $88 million and $87 million at September 30, 2011, and December 31, 2010, respectively, and is subject to foreign exchange fluctuations. The Company has not experienced any losses related to guarantees issued on behalf of the former Power Generation business.

The Company retained obligations for guarantees related to the Upstream Oil and Gas business sold in 2004. The guarantees primarily consist of performance guarantees and have original maturity dates ranging from one to seven years. The maximum potential amount payable under the guarantees was $8 million and $13 million at September 30, 2011, and December 31, 2010, respectively. The Company has the ability to recover potential payments under these guarantees through certain backstop guarantees. The maximum potential recovery under these backstop guarantees was not significant at September 30, 2011, and December 31, 2010.

The Company retained obligations for guarantees related to the Building Systems business in Germany sold in 2007. The guarantees primarily consist of performance guarantees and have original maturity dates ranging from one to thirteen years. The maximum potential amount payable, under the guarantees was $9 million and $10 million at September 30, 2011, and December 31, 2010, respectively.

The Company is engaged in executing a number of projects as a member of a consortium that includes third parties. In certain of these cases, the Company guarantees not only its own performance but also the work of third parties. The original maturity dates of these guarantees range from one to four years. At September 30, 2011, and December 31, 2010, the maximum potential payable amount under these guarantees as a result of third-party non-performance was $48 million and $15 million, respectively.

Financial guarantees

Financial guarantees represent irrevocable assurances that the Company will make payment to a beneficiary in the event that a third party fails to fulfill its financial obligations and the beneficiary under the guarantee incurs a loss due to that failure.

At September 30, 2011, and December 31, 2010, the Company had $85 million and $84 million, respectively, of financial guarantees outstanding. Of each of those amounts, $19 million and $16 million, respectively, was issued mainly on behalf of companies in which the Company formerly had or has an equity interest. The guarantees outstanding have various maturity dates, up to 2020.

Indemnification guarantees

The Company has indemnified certain purchasers of divested businesses for potential claims arising from the operations of the divested businesses. To the extent the maximum potential loss related to such indemnifications could not be calculated, no amounts have been included under maximum potential payments in the table above. Indemnifications for which maximum potential losses could not be calculated include indemnifications for legal claims. The significant indemnification guarantees for which maximum potential losses could be calculated are described below.

Notes to the Interim Consolidated Financial Information (unaudited)

The Company delivered to the purchasers of Lummus guarantees related to assets and liabilities divested in 2007. The maximum liability relating to this business, pursuant to the sales agreement, at each of September 30, 2011, and December 31, 2010, was $50 million.

The Company delivered to the purchasers of its interest in Jorf Lasfar guarantees related to assets and liabilities divested in 2007. The maximum liability relating to this business at September 30, 2011, and December 31, 2010, amounted to $146 and $147 million, respectively, and is subject to foreign exchange fluctuations.

Product and order-related contingencies

The Company calculates its provision for product warranties based on historical claims experience and specific review of certain contracts.

The reconciliation of the “Provision for warranties”, including guarantees of product performance, was as follows:

($ in millions)	2011	2010

Balance at January 1,	1,393	1,280
Claims paid in cash or in kind	(119)	(142)
Warranties assumed through acquisitions	10	—
Net increase in provision for changes in estimates, warranties issued and warranties expired	56	137
Exchange rate differences	6	9
Balance at September 30,	1,346	1,284

Note 10. Employee benefits

The Company operates pension plans, including defined benefit, defined contribution and termination indemnity plans in accordance with local regulations and practices. These plans cover a large portion of the Company’s employees and provide benefits to employees in the event of death, disability, retirement, or termination of employment. Certain of these plans are multi-employer plans. The Company also operates other postretirement benefit plans in certain countries.

Some of these plans require employees to make contributions and enable employees to earn matching or other contributions from the Company. The funding policies of the Company’s plans are consistent with the local government and tax requirements. The Company has several pension plans that are not required to be funded pursuant to local government and tax requirements. The Company uses a December 31 measurement date for its plans.

Net periodic benefit cost of the Company’s defined benefit pension and other postretirement benefit plans consisted of the following:

	Nine months ended September 30,
	2011	2010	2011	2010
($ in millions)	Defined pension benefits		Other postretirement benefits

Service cost	177	156	1	2
Interest cost	298	286	9	9
Expected return on plan assets	(376)	(311)	—	—
Amortization of transition liability	—	—	1	—
Amortization of prior service cost	33	19	(7)	(8)
Amortization of net actuarial loss	39	52	3	4
Curtailments, settlements and special termination benefits	1	2	—	—
Net periodic benefit cost	172	204	7	7

Notes to the Interim Consolidated Financial Information (unaudited)

	Three months ended September 30,
	2011	2010	2011	2010
($ in millions)	Defined pension benefits		Other postretirement benefits

Service cost	53	58	—	1
Interest cost	93	104	3	3
Expected return on plan assets	(118)	(113)	—	—
Amortization of transition liability	—	—	1	—
Amortization of prior service cost	10	7	(2)	(3)
Amortization of net actuarial loss	12	12	1	1
Curtailments, settlements and special termination benefits	1	1	—	—
Net periodic benefit cost	51	69	3	2

Employer contributions were as follows:

	Nine months ended September 30,
	2011	2010	2011	2010
($ in millions)	Defined pension benefits		Other postretirement benefits

Total contributions to defined benefit pension and other postretirement benefit plans	229	180	17	12
Of which, discretionary contributions to defined benefit pension plans	32	—	—	—

	Three months ended September 30,
	2011	2010	2011	2010
($ in millions)	Defined pension benefits		Other postretirement benefits

Total contributions to defined benefit pension and other postretirement benefit plans	36	69	5	6
Of which, discretionary contributions to defined benefit pension plans	—	—	—	—

The Company expects to make cash contributions totaling approximately $288 million and $22 million to its defined benefit pension plans and other postretirement benefit plans, respectively, for the full year 2011.

Note 11. Stockholders’ equity

At the Annual General Meeting of Shareholders in April 2011, shareholders approved the payment of a dividend of 0.60 Swiss francs per share. The dividend was paid in May 2011 and amounted to $1,569 million.

Upon and in connection with each launch of the Company’s management incentive plan (MIP), the Company sold call options to a bank at fair value, giving the bank the right to acquire shares equivalent to the number of shares represented by the MIP warrants and warrant appreciation rights awarded to participants. In the second quarter of 2011, the bank exercised a portion of the call options it held. As a result, 6.0 million shares were issued by the Company from contingent capital resulting in an increase in capital stock and additional paid-in capital of $105 million.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 12. Earnings per share

Basic earnings per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the period. Diluted earnings per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the period, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise outstanding written call options and outstanding options and shares granted subject to certain conditions under the Company’s share-based payment arrangements.

Basic earnings per share

	Nine months ended September 30,		Three months ended September 30,
($ in millions, except per share data in $)	2011	2010	2011	2010

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	2,337	1,864	788	776
Income (loss) from discontinued operations, net of tax	1	(3)	2	(2)
Net income	2,338	1,861	790	774

Weighted-average number of shares outstanding (in millions)	2,287	2,287	2,290	2,284

Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.02	0.82	0.34	0.34
Income (loss) from discontinued operations, net of tax	—	(0.01)	—	—
Net income	1.02	0.81	0.34	0.34

Diluted earnings per share

	Nine months ended September 30,		Three months ended September 30
($ in millions, except per share data in $)	2011	2010	2011	2010

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	2,337	1,864	788	776
Income (loss) from discontinued operations, net of tax	1	(3)	2	(2)
Net income	2,338	1,861	790	774

Weighted-average number of shares outstanding (in millions)	2,287	2,287	2,290	2,284
Effect of dilutive securities:
Call options and shares	3	5	1	4
Dilutive weighted-average number of shares outstanding	2,290	2,292	2,291	2,288

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.02	0.81	0.34	0.34
Income (loss) from discontinued operations, net of tax	—	—	—	—
Net income	1.02	0.81	0.34	0.34

Note 13. Restructuring and related expenses

Cost take-out program

In December 2008, the Company announced a two-year cost take-out program that aimed to sustainably reduce the Company’s cost of sales and general and administrative expenses. The savings have been derived from initiatives such as internal process improvements, low-cost sourcing, and further measures

Notes to the Interim Consolidated Financial Information (unaudited)

to adjust the Company’s global manufacturing and engineering footprint to shifts in customer demand. As of December 31, 2010, the Company had substantially completed the two-year cost take-out program.

Costs incurred under the program, per operating segment, were as follows:

($ in millions)	Cumulative costs incurred up to December 31, 2010
Power Products	122
Power Systems	139
Discrete Automation and Motion	256
Low Voltage Products	114
Process Automation	183
Corporate and Other	22
Total	836

($ in millions)	Cumulative costs incurred up to December 31, 2010
Employee severance costs	536
Estimated contract settlement, loss order and other costs	230
Inventory and long-lived asset impairments	70
Total	836

The Company recorded the following expenses under this program:

($ in millions)	Nine months ended September 30, 2010	Three months ended September 30, 2010
Total cost of sales	49	2
Selling, general and administrative expenses	24	10
Other income (expense), net	24	8
Total	97	20

Other restructuring-related activities

In 2011, the Company executed other minor restructuring-related activities. In the nine months ended September 30, 2011, the Company incurred costs of $57 million which were mainly recorded in total cost of sales. These costs related to employee severance ($25 million), estimated contract settlement, loss order and other costs ($20 million) as well as inventory and long-lived asset impairments ($12 million).

At September 30, 2011, the balance of restructuring and related liabilities is primarily included in “Provisions and other current liabilities” on the balance sheet.

Note 14. Operating segment data

The Chief Operating Decision Maker (CODM) is the Company’s Executive Committee. The CODM allocates resources to and assesses the performance of each operating segment using the information outlined below. The Company’s operating segments consist of Power Products, Power Systems, Discrete Automation and Motion, Low Voltage Products and Process Automation. The remaining operations of the Company are included in Corporate and Other.

Notes to the Interim Consolidated Financial Information (unaudited)

A description of the types of products and services provided by each reportable segment is as follows:

•                  Power Products: manufactures and sells high- and medium- voltage switchgear and apparatus, circuit breakers for all current and voltage levels, power and distribution transformers and sensors for electric, gas and water utilities and for industrial and commercial customers.

•                  Power Systems: designs, installs and upgrades high-efficiency transmission and distribution systems and power plant automation and electrification solutions, including monitoring and control products and services and incorporating components manufactured by both the Company and by third parties.

•                  Discrete Automation and Motion: manufactures and sells motors, generators, variable speed drives, programmable logic controllers, rectifiers, excitation systems, robotics, and related services for a wide range of applications in factory automation, process industries, and utilities.

•                  Low Voltage Products: manufactures products and systems that provide protection, control and measurement for electrical installations, enclosures, switchboards, electronics and electromechanical devices for industrial machines, plants and related service. The segment also makes intelligent building control systems for home and building automation to improve comfort, energy efficiency and security.

•                  Process Automation: develops and sells control and plant optimization systems, automation products and solutions, including instrumentation, as well as industry-specific application knowledge and services for the oil, gas and petrochemicals, metals and minerals, marine and turbocharging, pulp and paper, and utility automation industries.

•                  Corporate and Other: includes headquarters, central research and development, the Company’s real estate activities, Group treasury operations and other minor activities.

The Company evaluates performance of its segments based on earnings before interest and taxes, which excludes interest and dividend income, interest and other finance expense, provision for taxes, and income (loss) from discontinued operations, net of tax. The Company presents segment revenues, earnings before interest and taxes and total assets. The Company accounts for intersegment sales and transfers as if the sales and transfers were to third parties, at current market prices.

The CODM primarily reviews the results of each segment on a basis that is before the elimination of profits made on inventory sales between segments. Since June 30, 2011, segment results below are presented before these eliminations, with a total deduction for intersegment profits to arrive at the Company’s consolidated earnings before interest and taxes. Furthermore, in the second quarter of 2011, the Company refined its methodology to eliminate profit on inventory resulting from intersegment revenues. These changes in presentation resulted in no significant reclassifications between segments and no change to the Company’s consolidated earnings before interest and taxes.

The following tables summarize information for each segment:

	Nine months ended September 30, 2011
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues	Earnings before interest and taxes(1)
Power Products	6,450	1,336	7,786	1,123
Power Systems	5,504	185	5,689	403
Discrete Automation and Motion	5,908	533	6,441	956
Low Voltage Products	3,709	247	3,956	695
Process Automation	5,821	162	5,983	720
Corporate and Other	27	1,135	1,162	(264)
Intersegment elimination	—	(3,598)	(3,598)	(89)
Consolidated	27,419	—	27,419	3,544

Notes to the Interim Consolidated Financial Information (unaudited)

	Nine months ended September 30, 2010
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues	Earnings before interest and taxes(1)
Power Products	6,048	1,238	7,286	1,182
Power Systems	4,557	141	4,698	111
Discrete Automation and Motion	3,494	466	3,960	631
Low Voltage Products	3,099	201	3,300	588
Process Automation	5,168	163	5,331	561
Corporate and Other	44	1,077	1,121	(239)
Intersegment elimination	—	(3,286)	(3,286)	6
Consolidated	22,410	—	22,410	2,840

	Three months ended September 30, 2011
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues	Earnings before interest and taxes(1)
Power Products	2,236	440	2,676	356
Power Systems	1,767	64	1,831	104
Discrete Automation and Motion	2,113	200	2,313	382
Low Voltage Products	1,280	84	1,364	226
Process Automation	1,935	53	1,988	246
Corporate and Other	6	396	402	(21)
Intersegment elimination	—	(1,237)	(1,237)	(99)
Consolidated	9,337	—	9,337	1,194

	Three months ended September 30, 2010
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues	Earnings before interest and taxes(1)
Power Products	2,036	403	2,439	406
Power Systems	1,626	53	1,679	101
Discrete Automation and Motion	1,302	158	1,460	270
Low Voltage Products	1,117	70	1,187	241
Process Automation	1,804	55	1,859	214
Corporate and Other	18	380	398	(70)
Intersegment elimination	—	(1,119)	(1,119)	(6)
Consolidated	7,903	—	7,903	1,156

(1) Earnings before interest and taxes are presented before the elimination of intersegment profits made on inventory sales.

	Total assets(1)
($ in millions)	September 30, 2011	December 31, 2010
Power Products	7,447	7,205
Power Systems	7,164	6,039
Discrete Automation and Motion	9,312	3,696
Low Voltage Products	3,392	2,899
Process Automation	5,133	4,728
Corporate and Other	7,804	11,728
Consolidated	40,252	36,295

(1) Total assets are after intersegment eliminations and therefore refer to third-party assets only.

July, August & September 2011 — Q3

ABB Ltd announces that the following members of the Executive Committee or Board of Directors of ABB have purchased, sold or been granted ABB’s registered shares, warrants and warrant appreciation rights (“WARs”), in the following amounts:

Name	Date	Description	Purchased or Granted	Sold	Price
Joe Hogan	Sept. 2, 2011	Shares	132,777		CHF 16.27

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: October 27, 2011	By:	/s/ Johanna Henttonen
	Name:	Johanna Henttonen
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance